Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ENTERPRISE PARENT HOLDINGS INC.,

ENTERPRISE MERGER SUB INC.

and

ENVISION HEALTHCARE CORPORATION

Dated as of June 10, 2018

-i-

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER, dated as of June 10, 2018 (this “Agreement”), by and among Enterprise Parent Holdings Inc., a Delaware corporation (“Parent”), Enterprise Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Envision Healthcare Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H :

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) unanimously has (a) determined that it is fair to and in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the boards of directors of Parent and Merger Sub have approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, the sole stockholder of Merger Sub has adopted this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE 1

THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and an indirect wholly owned Subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., local time, on the third Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article 6 so long as such conditions set forth in Article 6 remain satisfied or waived on such third Business Day (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions); provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions), the Closing shall occur on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (i) any Business Day as may be specified by Parent on no less than three Business Days’ prior written notice to the Company and (ii) the third Business Day following the final day of the Marketing Period, or, if later, the day the Closing would otherwise be required to occur pursuant to this Section 1.2; provided, further, that in no event shall the Closing under this clause (a) occur prior to the expiration of the Healthcare Approval Waiting Period without Parent’s prior written consent, or (b) at such other place, time and date as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Merger Sub and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.5 Organizational Documents of the Surviving Corporation. Subject to Section 5.10, at the Effective Time: (a) the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth in Annex I attached hereto, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such certificate of incorporation; and (b) the bylaws of Merger Sub as in effect immediately prior to the Effective Time (but amended so that the name of the Surviving Corporation shall be “Envision Healthcare Corporation”), as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and such bylaws.

Section 1.6 Directors of the Surviving Corporation. Subject to applicable Law, the directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

Section 1.7 Officers of the Surviving Corporation. The officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

ARTICLE 2

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i) Conversion of Common Stock. Each share of common stock, par value $0.01 per share, of the Company (such shares, collectively, the “Common Stock,” and each, a “Share”) that is outstanding immediately prior to the Effective Time, but excluding Excluded Shares and Dissenting Shares, shall be converted automatically into the right to receive $46.00 per Share in cash, without interest (the “Merger Consideration”). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1(a) shall be automatically cancelled upon the conversion thereof and shall cease to exist, and the holders of Book-Entry Shares or Certificates that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration upon surrender of Book-Entry Shares or Certificates in accordance with Section 2.2.

(ii) Treatment of Excluded Shares. Each Share that is directly owned by the Company as treasury stock or otherwise, or by Parent or Merger Sub, or by any wholly owned Subsidiary of Parent or Merger Sub, immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each Share that is owned by any direct or indirect Subsidiary of the Company shall remain outstanding and automatically be converted into such number of shares of common stock of the Surviving Corporation so as to maintain the same relative ownership percentages (each such Share, together with the Cancelled Shares, the “Excluded Shares”).

(iii) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation (other than Shares converted into shares of common stock of the Surviving Corporation pursuant to the last sentence of Section 2.1(a)(ii)). From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Dissenters’ Rights. Any provision of this Agreement to the contrary notwithstanding, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) and that are held by holders of such Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such Shares held by any such holder (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262, unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights, such Dissenting Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Shares. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (i) prompt written notice of any demands received by the Company for appraisals of Shares, withdrawals of such demands and any other instruments relating to appraisal demands received by the Company pursuant to Section 262 of the DGCL and (ii) the opportunity to participate in and direct and control all negotiations and proceedings with respect to such demands; provided that, after the date hereof until the Effective Time, Parent shall reasonably consult with the Company with respect to such negotiations and proceedings. The Company shall not, except with the prior written consent of Parent, and prior to the Effective Time Parent shall not, except with the prior written consent of the Company, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Section 262 of the DGCL.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Shares of the Company shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change.

Section 2.2 Exchange of Certificates.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed to act as a paying agent hereunder and approved in advance by the Company in writing (the “Paying Agent”), in trust for the benefit of holders of the Shares, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares), payable upon due surrender of the certificates that, immediately prior to the Effective Time, represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or noncertificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article 2 (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, Parent shall cause the Paying Agent to mail to each holder of record of Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may mutually reasonably agree), and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares and (y) the Merger Consideration. No interest shall be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(iii) The Paying Agent, the Company, Parent and Merger Sub, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld and paid over to the relevant Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 2.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article 2.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares on the first anniversary of the Effective Time shall thereafter be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Article 2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares.

(e) No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to this Article 2, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Shares of the Company. Any interest and other income resulting from such investments shall be paid to Parent or the Surviving Corporation.

(g) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

Section 2.3 Treatment of Company Equity Awards.

(a) Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company Options with respect to such holder’s Company Options, each option to purchase Shares (each, a “Company Option”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall, at the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option in effect immediately prior to the Effective Time and (ii) the total number of Shares subject to such Company Option immediately prior to the Effective Time. Parent shall cause the Surviving Corporation or one of its Subsidiaries, as applicable, to pay to the holders of Company Options the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, as promptly as practicable, but in any event no later than the next payroll of the Company, following the Effective Time.

(b) Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company RSUs with respect to such holder’s Company RSUs, each award of restricted stock units or deferred stock units that corresponds to Shares (each, a “Company RSU”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall, at the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the sum of (i) the product of (A) the total number of Shares subject to such Company RSU immediately prior to the Effective Time and (B) the Merger Consideration and (ii) any accrued but unpaid dividend equivalents with respect to such Company RSU. Parent shall cause the Surviving Corporation or one of its Subsidiaries, as applicable, to pay to the holders of Company RSUs the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, as promptly as practicable, but in any event no later than the next payroll of the Company, following the Effective Time (or such later date as is required by Section 409A of the Code).

(c) Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company Restricted Shares with respect to such holder’s Company Restricted Shares, each Share granted subject to any vesting, forfeiture or other lapse restrictions (each, a “Company Restricted Share”) that is outstanding as of immediately prior to the Effective Time, shall, at the Effective Time, become fully vested and be converted into the right to receive an amount in cash equal to the Merger Consideration. Parent shall cause the Surviving Corporation or one of its Subsidiaries, as applicable, to pay to the holders of Company Restricted Shares the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, as promptly as practicable, but in any event no later than the next payroll of the Company, following the Effective Time.

(d) Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any award of performance stock units that corresponds to Shares (each, a “Company PSU”) with respect to such holder’s Company PSUs, each Company PSU that is outstanding as of immediately prior to the Effective Time, shall, at the Effective Time, be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Company PSU immediately prior to the Effective Time assuming target performance and (ii) the Merger Consideration (the “Company Performance Share Award Consideration”). The Company Performance Share Award Consideration (A) shall be payable to the holder of the corresponding Company PSU in a single lump sum on the date on which the applicable Company PSU would have otherwise vested (the “Original Company PSU Vesting Date”), subject to such holder’s continued service to Parent, the Company or any of their Subsidiaries through the applicable Original Company PSU Vesting Date, and (B) shall otherwise have vesting (including accelerated and retirement vesting, but excluding performance vesting conditions) and payment terms and conditions that are the same as the vesting (including accelerated and retirement vesting, but excluding performance vesting conditions) and payment terms applicable to the corresponding Company PSU. Notwithstanding the immediately preceding sentence, if (and to the extent that) a Company PSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, then Parent shall cause the Surviving Corporation or one of its Subsidiaries to pay the Company Performance Share Award Consideration corresponding to such Company PSU at the earliest time that would not result in the imposition of any Tax or penalty under Section 409A of the Code.

(e) Prior to the Effective Time, the Company, through its Board of Directors or an appropriate committee thereof, shall adopt such resolutions as may reasonably be required in its discretion to effectuate the actions contemplated by this Section 2.3.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed with the SEC not less than two Business Days prior to the date of this Agreement (excluding any forward-looking disclosures contained in the “Forward-

Looking Statements” and “Risk Factors” sections of such Company SEC Documents and any other disclosures contained or referenced therein to the extent they are predictive, cautionary or forward-looking in nature) or in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Company Disclosure Letter to the extent that the relevance thereof is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and is qualified or licensed to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets, rights or properties or conduct of its business requires such qualification or licensing, except (other than with respect to the Company’s due organization, valid existence, good standing and corporate power and authority), in each case, as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 3.1(b) of the Company Disclosure Letter sets forth a true and complete list of all of the Subsidiaries of the Company together with the jurisdiction of such Subsidiary and the ownership of equity interests of such Subsidiary by the Company or its Subsidiaries. All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company’s Subsidiaries are duly authorized, fully paid and nonassessable, and were not issued in violation of any preemptive right, right of first refusal or similar right and have been validly issued and are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of all Liens other than restrictions imposed by applicable securities Laws or the organizational documents of any such Subsidiary or any Permitted Liens.

(c) The Company has made available to Parent complete and correct copies of the certificates of incorporation and bylaws (or equivalent organizational documents) of the Company and each of its Significant Subsidiaries, each as amended to the date of this Agreement, and each as so made available is in full force and effect. The Company is not in violation of any provisions of its certificate of incorporation or bylaws. None of the Subsidiaries of the Company are in material violation of any of their respective certificates of incorporation or bylaws (or equivalent organizational documents).

Section 3.2 Capitalization.

(a) The authorized share capital of the Company consists of 100,000,000 Shares and 100,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of June 7, 2018, there were (i) 121,254,846 Shares issued and outstanding (including 365,935 Company Restricted Shares) and no shares of Preferred Stock issued and outstanding, (ii) Company Options to purchase an aggregate of 2,306,569 Shares issued and outstanding, (iii) 1,099,971 Shares underlying outstanding Company RSUs and (iv) 861,409 Shares underlying outstanding Company PSUs if performance conditions are satisfied at the target level. All outstanding Shares are, and all Shares issued upon exercise of Company Options or in settlement of Company RSUs or Company PSUs will be when issued, duly authorized, validly issued, fully paid and nonassessable, and are not or will not be, as applicable, subject to and were not or will not be, as applicable, issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. The aggregate amount of accrued but unpaid dividend equivalents with respect to Company RSUs is less than $500,000.

(b) Except (x) as set forth in Section 3.2(a), or (y) as expressly permitted by Section 5.1(b) from the date hereof until the Effective Time with respect to clauses (ii) and (iii) of this Section 3.2(b), there are no (i) shares of the Company’s capital stock or other equity interests issued or outstanding as of the date hereof, other than

Shares that have become outstanding after June 7, 2018, which were reserved for issuance as of June 7, 2018 as set forth in Section 3.2(a), (ii) outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities or other rights, agreements or commitments of any kind to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into, exercisable for or exchangeable for such shares or equity interests (other than with respect to the Affiliated Medical Groups, their respective Stock Transfer Agreements), (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Person other than a Subsidiary of the Company or (E) make any payment based on the price or value of any equity interests of the Company or any of its Subsidiaries, (iii) outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any equity interests in the Company or any of its Subsidiaries, in each case issued by the Company or any of its Subsidiaries, or (iv) accrued and unpaid dividends with respect to any outstanding shares of the Company’s capital stock.

(c) Except for awards to acquire Shares under any equity incentive plan of the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter.

(d) There are no voting trusts, equityholders agreements or other agreements or understandings to which the Company or any of its Subsidiaries (other than with respect to the Affiliated Medical Groups, their respective Stock Transfer Agreements) is a party (i) with respect to the voting of the capital stock or other equity interest of the Company or any such Subsidiary, (ii) granting any anti-dilutive, preemptive or registration rights or rights of first refusal or other similar rights with respect to any security issued by the Company or any such Subsidiary, (iii) restricting the payment of any dividend or distribution on any equity interest in the Company or any such Subsidiary or (iv) restricting the transfer of any voting securities of, or other equity interests in, the Company or any such Subsidiary.

(e) Except for the voting securities of, and other equity interests in, the Company’s Subsidiaries, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

Section 3.3 Corporate Authority Relative to This Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby. The Board of Directors at a duly held meeting unanimously has (i) determined that it is fair to and in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement (the “Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Meeting. Except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this

Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, by the Company do not and will not require the Company or its Subsidiaries to procure, make or provide any consent, approval, authorization or permit of, action by, filing with or notification to any United States or foreign, state or local governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the filing of the Certificate of Merger, (ii) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (iii) compliance with the applicable requirements of the Exchange Act, including the filing of the Proxy Statement with the SEC, (iv) compliance with the rules and regulations of the NYSE, (v) compliance with any applicable foreign or state securities or blue sky laws and (vi) the other consents, approvals, authorizations, permits, filings and/or notices set forth on Section 3.3(b) of the Company Disclosure Letter (clauses (i) through (vi), collectively, the “Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Company Material Adverse Effect (provided that subclause (d) in the definition of “Company Material Adverse Effect” shall be disregarded for purposes of this Section 3.3(b)) or prevent or materially delay the consummation of the Merger.

(c) Assuming receipt of the Specified Approvals and the receipt of the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the organizational or governing documents of the Company or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect (provided that subclause (d) in the definition of “Company Material Adverse Effect” shall be disregarded for purposes of this Section 3.3(c)) or prevent or materially delay the consummation of the Merger.

Section 3.4 Reports and Financial Statements.

(a) The Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since December 31, 2015 (the “Company SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Company SEC Documents as of its date or, if amended, as finally amended prior to the date of this Agreement, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any of the Company SEC Documents. As of the date hereof, to the Knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review or ongoing SEC investigation. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated cash flows and consolidated changes in equity for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). There are no unconsolidated Subsidiaries of the Company within the meaning of GAAP. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 and Rule 15d-15 under the Exchange Act and as necessary to prepare financial statements in conformity with GAAP. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2017, and such assessment concluded that such controls were effective. Based on the Company’s management’s and its auditor’s most recently completed evaluation of the Company’s internal control over financial reporting prior to the date hereof, the Company has not identified or been made aware of (a) any “significant deficiencies” or “material weaknesses” (each as defined in Rule 13a-15(f) of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated or (b) any fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries. Since December 31, 2015, the Company’s principal executive officer and its principal financial officer have disclosed, based on their evaluation of internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), to the Company’s auditors and the audit committee of the Board of Directors any instances identified by them or of which they have been made aware of “significant deficiencies,” “material weaknesses” or fraud referred to in clauses (a) or (b) above.

Section 3.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2018 (or the notes thereto), (b) for liabilities incurred pursuant to the terms of this Agreement, (c) for liabilities or obligations that have been discharged or paid in full prior to the date hereof, (d) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2018 or (e) as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company has any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries.

Section 3.7 Compliance with Law; Permits.

(a) Except as set forth on Section 3.7(a)(i) of the Company Disclosure Letter, the Company and its Subsidiaries since December 31, 2015, have been in compliance with and not in default under or in violation of any applicable federal, state, local or foreign law (including common law), statute, ordinance, rule, regulation, judgment, order, injunction or decree of any Governmental Entity (including Health Care Laws) (collectively, “Laws” and each, a “Law”), and any privacy policies, applicable to the Company and its Subsidiaries, except where such noncompliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Schedule 3.7(a)(ii) of the Company Disclosure Letter, the Company and each of the Company’s Subsidiaries are not, and since December 31, 2015 have not been, to the Knowledge of the Company, under investigation with respect to and have not been threatened in writing to be charged with or given written notice of any violation of, any applicable Law or with the applicable listing and corporate governance rules of the NYSE, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, accreditations, registrations, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, certificates of need, provider numbers, exemptions, approvals and orders of, or required by, any Governmental Entity (“Permits”) necessary for the Company and the Company’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (such Permits, the “Company Permits”), except where the failure to have any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2015, the Company and its Subsidiaries have maintained, and have been in compliance with all terms and conditions of, all Company Permits and all Company Permits are in full force and effect, except where the failure of any of the foregoing would not have, individually or in the aggregate, a Company Material Adverse Effect. No default has occurred under, and there exists no event that, with or without notice, lapse of time or both, would reasonably be expected to result in a default under, or would give to others any right of revocation, non-renewal, adverse modification or cancellation of, any Company Permit, and neither the Company nor any of its Subsidiaries has received any cease and desist letters with respect to any such Company Permit or written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit, except, in each case, as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as set forth on Section 3.7(c)(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries, nor any of their respective directors or officers, nor to the Knowledge of the Company any of their respective other employees, Healthcare Professionals, independent contractors or agents, is or has been, since December 31, 2015, excluded, suspended, debarred from participation, or is otherwise terminated from or ineligible to participate in, any Health Care Program, except for short-term exclusions, suspensions or terminations that were resolved in the ordinary course of business. Except as set forth on Section 3.7(c)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any written notice that the Company or its Subsidiaries is in violation of any Law applicable to the Company or any of its Subsidiaries or any Company Permit, except for such violations that would not have, individually or in the aggregate, a Company Material Adverse Effect. There are no Actions pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in the revocation, withdrawal, suspension, non-renewal, termination, revocation, or adverse modification or limitation of any such Company Permit or Health Care Program participation, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, since December 31, 2015, there is no claim or action pending against the Company under any federal or state whistleblower statute, including under the False Claims Act, 31 U.S.C. §§ 3729-3733.

(d) Except as set forth on Section 3.7(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or has any ongoing reporting obligations pursuant to or under any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity with respect to any Health Care Law.

(e) All billing, claims, reporting and documentation practices of the Company and its Subsidiaries are, and since December 31, 2015 have been, in compliance with all Health Care Laws and legally enforceable Health Care Program requirements, except as would not have, individually or in the aggregate, a Company Material

Adverse Effect. Neither the Company nor any of its Subsidiaries has, since December 31, 2015, billed, received or retained any payment or reimbursement in violation of applicable Health Care Laws or legally enforceable Health Care Program requirements, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, each of the physicians and mid-level providers (e.g., nurse practitioners, physician assistants, certified-registered nurse anesthetists), performing clinical or professional healthcare services on behalf of the Company or its Subsidiaries, whether as an employee or independent contractor (each, a “Healthcare Professional” and collectively, the “Healthcare Professionals”): (i) currently holds, in good standing, all Permits required by any applicable Law or Governmental Entity to perform the services in the states that such Healthcare Professional is practicing or performing professional services on behalf of the Company or its Subsidiaries; and (ii) to the extent required, holds requisite staff privilege and is in good standing with, each of the hospitals and other healthcare facilities at or for which such Healthcare Professional performs medical services on behalf of the Company or its Subsidiaries. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has since December 31, 2015 received written notice that any current Healthcare Professional is not in compliance with applicable Health Care Laws, or is under investigation by, or is not in good standing with, any Health Care Program.

(g) The Company and its Subsidiaries use reasonable best efforts to protect the privacy of sensitive data, including nonpublic information, personal information and protected or regulated health information (“Sensitive Data”), that the Company or any of its Subsidiaries collects, uses, stores, maintains, processes or transmits and to prevent unauthorized access to, and use or disclosure of, such data by any unauthorized Person, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2015, neither the Company nor any of its Subsidiaries, or, to the Knowledge of the Company, any third Person acting on behalf of the Company or any of its Subsidiaries, has suffered any material breach of security of, and to the Knowledge of the Company no Person had unauthorized access to, any Sensitive Data that the Company or any of its Subsidiaries (or a third Person acting on behalf of the Company or any of its Subsidiaries) collects, uses, stores, maintains, processes or transmits. Each of the Company and its Subsidiaries that are Covered Entities or Business Associates (as defined under HIPAA) has undertaken all necessary risk assessments or risk analyses required under HIPAA, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement, including any transfer of Protected Health Information (as defined in 45 C.F.R. § 160.103) (“PHI”) resulting from such transactions, will violate any policies of the Company or its Subsidiaries or any privacy agreements to which the Company or its Subsidiaries are a party as such policies or privacy agreements currently exist, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(h) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2013, none of the Company or its Subsidiaries or, to the Knowledge of the Company, any agent, employee or other Person acting on behalf of any of the foregoing, (i) is or has been in violation of any Anti-Corruption Law, or (ii) has directly or indirectly made, offered, agreed, requested an offer, promise or authorization of any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment. The Company and its Subsidiaries (A) have instituted and adhered to policies and procedures reasonably designed to ensure compliance with applicable Anti-Corruption Laws and Import and Export Laws in all material respects, (B) have maintained such policies and procedures in full force and effect, (C) have not been subject to any pending Action by a Governmental Entity or, to the Knowledge of the Company, threatened with any Action by a Governmental Entity that alleges any material violation of any of the Anti-Corruption Laws or Import and Export Laws and (D) have not made a voluntary disclosure to a Governmental Entity in respect of any of the Anti-Corruption Laws or Import and Export Laws. Since January 1, 2013, the Company and its Subsidiaries have at all times conducted their export and import and related transactions (to the extent that the Company and its Subsidiaries have conducted any such transactions) in accordance with all applicable Import and Export Laws, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, no other Person acting on behalf of the Company or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, is a Sanctioned Person, or since January 1, 2013 has engaged in, or is now engaging in, any dealings or transactions with any Sanctioned Person or in violation of Sanctions.

Section 3.8 Environmental Laws and Regulations.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries have since December 31, 2015 conducted their respective businesses in compliance with all applicable Environmental Laws; (ii) since December 31, 2015, neither the Company nor any of its Subsidiaries has received any written notices, demand letters, written requests for information or claims from any Governmental Entity or any other Person alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law, or has any liability under any Environmental Law or regarding any Hazardous Substance; (iii) since December 31, 2015 neither the Company nor any of its Subsidiaries has handled, treated, stored or released any Hazardous Substance from, and to the Knowledge of the Company Hazardous Substances are not otherwise present at, any properties owned, leased or operated by the Company or any of its Subsidiaries, or at any other location for which the Company or any of its Subsidiaries may be liable, in any case under circumstances that would reasonably be expected to result in liability to, or interfere with the operations of, the Company or any of its Subsidiaries; and (iv) since December 31, 2015, neither the Company nor any of its Subsidiaries has assumed or retained, under or as a result of any agreement, any liabilities under any Environmental Law or regarding any Hazardous Substance. The Company has made available to Parent copies of all reports of any site assessments, studies, reviews, investigations, audits and other evaluations relating to environmental matters and containing material information relating to any of the Company or its Subsidiaries or their properties or operations to the extent such reports are within the possession or reasonably within the control of the Company or any of its Subsidiaries.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of harmful or deleterious substances.

(c) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as hazardous, toxic, radioactive or dangerous under any Environmental Law, including any substance to which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

Section 3.9 Employee Benefit Plans; Labor Matters.

(a) Section 3.9(a) of the Company Disclosure Letter lists all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or other equity-based, severance, employment, change of control or fringe benefit plan, program or agreement (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”)), in each case, that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, officers, individual independent contractors or directors of the Company or its Subsidiaries or to which the Company or any of its Subsidiaries would reasonably be expected to have any liability.

(b) The Company has made available to Parent, with respect to each material Company Benefit Plan, (i) each writing constituting a part of such Company Benefit Plan, including all amendments thereto (or, with respect to any unwritten material Company Benefit Plan, a written description thereof) and each summary plan description, as applicable, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, (iii) the most recent determination or opinion letter from the Internal Revenue Service (if applicable) for such Company Benefit Plan, and (iv) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Company Benefit Plan.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Benefit Plan has been maintained and administered in material compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service, and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; and (iii) all contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due).

(d) (i) No Company Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code; (ii) no Company Benefit Plan provides medical or other welfare benefits with respect to current or former employees, officers or directors of the Company or its Subsidiaries beyond their retirement, other than coverage mandated by applicable Law and Company subsidized COBRA coverage provided under severance arrangements that does not exceed three years following the applicable termination of employment; (iii) neither the Company, its Subsidiaries nor any ERISA Affiliate of the Company currently has any liability under Title IV of ERISA that has not been satisfied in full, and no condition exists that presents a risk to the Company, its Subsidiaries or any ERISA Affiliate of the Company of subsequently incurring a material liability thereunder; (iv) no employee benefit plan of the Company or its Subsidiaries or any ERISA Affiliate is a Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; and (v) there are no pending, threatened or, to the Knowledge of the Company, anticipated claims (other than routine claims for benefits in accordance with the terms of the Company Benefit Plans) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would reasonably be expected to result in any material liability of the Company or any of its Subsidiaries. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(e) Except as provided in this Agreement or required by applicable Law, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, officer, individual independent contractor or director of the Company or any of its Subsidiaries to severance pay, or any other payment from the Company or its Subsidiaries, (ii) accelerate the time of payment or vesting, result in any forgiveness of indebtedness or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable pursuant to, any Company Benefit Plan, or (iii) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, individual independent contractor or director the Company or any of its Subsidiaries.

(f) The Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(g) Since January 1, 2016, except for such matters that would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) (A) there have been no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries; (B) to the Knowledge of the Company, there has been no union organizing effort pending or threatened against the Company or any of its Subsidiaries; (C) there has been no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (D) there has been no slowdown, or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to employees of the Company or any of its Subsidiaries; (ii) the Company and its Subsidiaries have been in compliance with all applicable Laws relating to employment, equal employment opportunity, nondiscrimination, employment and reemployment rights of members of the uniformed services, immigration, wages, hours, benefits, collective bargaining, the payment of social security and payroll Taxes, occupational safety and health and withholding of amounts from the wages, salaries and other payments to the employees of the Company and its Subsidiaries; (iii) there have not been any pending or, to the Knowledge of the Company, threatened in writing any employment discrimination charges or complaints against or involving the Company or any of its Subsidiaries before any Governmental Entity; and (iv) neither the Company nor any of its Subsidiaries (A) has received any claim that any Person providing services has been misclassified as an independent contractor rather than an employee or having exempt status rather than non-exempt status for purposes of overtime and (B) has any liability with respect to any misclassification of any Person as an independent contractor rather than as an employee, as having exempt status rather than non-exempt status for purposes of overtime or with respect to such Person’s status as an employee leased from another employer.

(h) Section 3.9(h) of the Company Disclosure Letter sets forth by Person each Company Restricted Share, Company RSU and Company Option held by each such Person, including the grant date, vesting schedule and the exercise price, as applicable. Each Company Option has been granted at or above fair market value and in accordance with Section 409A of the Code.

Section 3.10 Absence of Certain Changes or Events. Since December 31, 2017, there has not been any event, change, occurrence or development that has had, individually or in the aggregate, a Company Material Adverse Effect. From December 31, 2017 through the date of this Agreement, (a) except as set forth in Section 3.10(a) of the Company Disclosure Letter, the Company and its Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice and (b) have not taken or agreed to take any action that, if taken during the period from the date of this Agreement to the Effective Time, would constitute a breach of, or require Parent’s consent under, clauses (i), (iv), (x), (xiv) or, solely with respect to the foregoing clauses, clause (xviii) of Section 5.1(b).

Section 3.11 Investigations; Litigation. (a) There is no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of the Company’s Subsidiaries that would have, individually or in the aggregate, a Company Material Adverse Effect; and (b) there are no Actions pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of the Company’s Subsidiaries, or any of their respective properties or assets at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case that would have, individually or in the aggregate, a Company Material Adverse Effect or, as of the date hereof, prevent or materially delay the consummation of the Merger.

Section 3.12 Proxy Statement; Other Information. The proxy statement to be filed by the Company with the SEC in connection with seeking the Company Stockholder Approval (including the letter to stockholders, notice of meeting and form of proxy, as each may be amended or supplemented, the “Proxy Statement”) will not, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing. No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates specifically for inclusion or incorporation by reference therein.

Section 3.13 Tax Matters.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; (ii) the Company and each of its Subsidiaries have paid all Taxes required to be paid, except, in the case of clauses (i) and (ii), with respect to Taxes or Tax matters for which adequate reserves have been established in accordance with GAAP; (iii) there are not pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax Returns of the Company or any of its Subsidiaries, and no deficiency for Taxes has been asserted against the Company or any of its Subsidiaries which has not been fully paid or withdrawn; (iv) there are no liens for Taxes upon any property of the Company or any of its Subsidiaries, except for Permitted Liens; (v) neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code; (vi) during the past five years, neither the Company nor any of its Subsidiaries has received any claim from a Governmental Entity in a jurisdiction in which the Company or such Subsidiary, as applicable, has not filed any Tax Returns that the Company or such Subsidiary, as applicable, is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction, which claim has not been fully resolved; (vii) neither the Company nor any of its Subsidiaries (a) has ever been a member of an affiliated group filing a U.S. consolidated federal income Tax Return (other than the group the common parent of which is or was the Company or any of its Subsidiaries), (b) has any liability for the payment of any Taxes imposed on any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or (c) is a party to or has any obligation under any Tax sharing, indemnification, allocation agreement or arrangement (other than any such agreement or arrangement (x) solely among the Company and its Subsidiaries or (y) contained in customary gross-up, indemnification, and similar provisions in commercial agreements the principal purpose of which does not relate to Taxes); (viii) neither the Company nor any of its Subsidiaries was required to include any amounts in income pursuant to Section 965 of the Code nor has made an election pursuant to Section 965(h) of the Code; and (ix) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(b) “Taxes” means any and all federal, state, local or foreign taxes, charges, levies, fees, duties or other assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, net worth, excise, withholding, ad valorem and value added taxes. “Tax Return” means any return, report or similar filing that is filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any attachment thereto or amendment thereof).

Section 3.14 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries either own or have a right to use such patents, trademarks, trade names and service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, computer software and other tangible and intangible proprietary information and intellectual property rights (collectively, “Intellectual Property”) as are necessary for or used in the conduct the business of the Company and its Subsidiaries as conducted by the Company and its Subsidiaries as of the date hereof. To the Knowledge of the Company, and except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries or the operation of their businesses is infringing, misappropriating or violating, or has since December 31, 2015 infringed, misappropriated or violated any Intellectual Property of any third party; and (ii) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no Actions pending or, to the Knowledge of the Company, threatened (including offers to take a license and cease and desist letters) against the Company, that challenge or question the Company’s ownership or the validity or enforceability of, or right to use, Intellectual Property of the Company or any of its Subsidiaries.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable steps to maintain (i) the confidentiality of or otherwise protect and enforce their rights in all Intellectual Property owned by them, and to protect and preserve through the use of customary nondisclosure agreements the confidentiality of all confidential information that is owned or held by the Company and its Subsidiaries and used in the conduct of the business and (ii) the security, continuous operation, and integrity of the websites, networks, software and any other information technology systems (and any data, including Sensitive Data, stored or contained therein or transmitted thereby) used or held for use in the Company’s business, and there have been no security breaches or unauthorized access to or use of any of same.

(d) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, during the past two years, all personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of Intellectual Property owned or purported to be owned by the Company and its Subsidiaries (i) have been and are a party to “work-for-hire” arrangements with the Company or one of its Subsidiaries or (ii) have assigned to the Company or one of its Subsidiaries ownership of all tangible and intangible property arising in connection with the conception or development of such Intellectual Property.

(e) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries do not distribute, license, convey or make available to any Person any proprietary software that incorporates, is linked to or is derived from, any open source software that, in such circumstances, requires the material proprietary source code of such software to be licensed, distributed or made available to third Persons; and (ii) no Person other than employees or contractors acting on behalf of the Company has a current or contingent right to access any of the source code of the Company’s material proprietary software.

Section 3.15 Real Property. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company and its Subsidiaries have good, marketable and valid fee simple title to all of the real property owned by the Company and its Subsidiaries (the “Owned Real Property”), free and clear of Liens, except Permitted Liens; (b) the Company or a Subsidiary of the Company has good and valid title or valid leasehold interests, as applicable, in all of its owned or leased real property, free and clear of all Liens (except for Permitted Liens and all other title exceptions, changes, defects, easements, restrictions, encumbrances and other matters, whether or not of record, that do not materially affect the current and continued use of the applicable property for the purposes for which such property is currently being used by the Company or a Subsidiary of the Company as of the date hereof); (c) each lease, license, sublease and occupancy agreement (each, a “Lease”) with respect to real property leased, licensed, subleased or otherwise used by the Company or its Subsidiaries as lessee or sublessee (the “Leased Real Property”, together with the Owned Real Property, the “Real Property”), is in full force and effect and enforceable in accordance with their respective terms against the Company or its

Subsidiaries that are party thereto and, to the Knowledge of the Company, to the other parties thereto; (d) neither the Company nor any of its Subsidiaries is in breach or default under any of the Leases; (e) to the Knowledge of the Company, there is no pending or written threat of condemnation or similar action affecting any of the Real Property; and (f) there are no Contracts or Leases entered into by the Company and its Subsidiaries affecting the Real Property or for the lease or sublease of any Leased Real Property with any of their respective Affiliates or Subsidiaries, other than any Contracts or Leases entered into in the ordinary course of business consistent with past practice, which Contracts and Leases are each on commercially market terms. Section 3.15 of the Company Disclosure Letter sets forth a true and complete list of all Owned Real Property and material Leased Real Property. The Company has made available to Parent copies of all deeds, surveys, title policies or title reports in the Company’s possession or control for each parcel of Owned Real Property, together with true and complete copies of each material Lease.

Section 3.16 Opinion of Financial Advisors. The Board of Directors has received the opinion of each of J.P. Morgan Securities LLC, Evercore Group L.L.C. and Guggenheim Securities, LLC, each dated as of the date of this Agreement, in each case, substantially to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters stated therein, the Merger Consideration to be received by the holders of Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed, correct and complete copy of each such opinion will promptly be made available to Parent for informational purposes only following receipt thereof by the Company and it is agreed and understood that such opinions may not be relied on by Parent, or any director, officer or employee of Parent. It is further agreed that such opinions may not be distributed by Parent to any third party without the prior consent of J.P. Morgan Securities LLC, Evercore Group L.L.C. and Guggenheim Securities, LLC, as applicable.

Section 3.17 Required Vote of the Company Stockholders. The affirmative vote of the holders of a majority of the outstanding Shares in favor of the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company that is required to adopt this Agreement.

Section 3.18 Material Contracts.

(a) Except for this Agreement, agreements filed as exhibits to the Company SEC Documents or as set forth in Section 3.18 of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or expressly bound by any Contract (excluding any Company Benefit Plan) that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii) relates to any joint venture, partnership, limited liability company or other similar Contract (in each case other than any Affiliated Medical Group) relating to the formation, creation, operation, management or control of any joint venture or partnership (in each case other than any Affiliated Medical Group) from which the Company and the Company Subsidiaries, taken as a whole, directly or indirectly recognized revenues in excess of $25 million during the 12-month period ended December 31, 2017;

(iii) is an indenture, credit agreement, loan agreement, note, or other Contract providing for any indebtedness for borrowed money of the Company or any if its Subsidiaries, other than indebtedness among the Company and/or any of its Subsidiaries, in excess of $25 million;

(iv) is a settlement, conciliation or similar Contract (A) with any Governmental Entity, (B) which would require the Company or any of its Subsidiaries to pay consideration of more than $5 million after the date of this Agreement or (C) that subjects the Company or any of its Subsidiaries to any material ongoing requirements or restrictions;

(v) relates to the pending acquisition or disposition of any Person, business, assets or real property (whether by merger, sale of stock, sale of assets or otherwise) having an aggregate purchase price in excess of $50 million or pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations, in each case that would reasonably be expected to result in payments in excess of $25 million;

(vi) is a material Contract relating to Intellectual Property, other than commercially available, “off the shelf” Contracts for software with annual fees less than $10 million;

(vii) contains any covenant that materially limits the ability of the Company and its Subsidiaries, taken as a whole, to engage in any line of business, to solicit any customer or employee or to compete with any Person or operate at any geographic location;

(viii) provides for “exclusivity” or any similar requirement in favor of any third party or grants any rights of refusal, rights of first negotiation, “most favored nation” or similar rights to any third party, in each case in any respect material to the business of the Company and its Subsidiaries, taken as a whole;

(ix) is a Contract (A) pursuant to which the Company or any of its Subsidiaries generated aggregate revenue through billing of third parties, revenue guarantees, subsidy payments or other payments in excess of $30 million during the 12-month period ended December 31, 2017, (B) providing for the purchase of products or services by the Company or any of its Subsidiaries from a third party involving aggregate payments in excess of $5 million during the 12-month period ended December 31, 2017, or (C) with a commercial third-party payor, on a national basis; or

(x) obligates the Company or any of its Subsidiaries to make any capital expenditure in excess of $10 million.

Each Contract of the type described in this Section 3.18(a) is referred to herein as a “Company Material Contract.” The Company has made available to Parent a true and complete copy of each Company Material Contract, each as amended to the date hereof.

(b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract, and no event or condition exists that after notice or lapse of time or both would constitute a breach of or default by the Company or any Subsidiary of the Company, or to the Knowledge of the Company, any other party thereto, under the terms of any Company Material Contract, in each case, where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.19 Insurance Policies. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid in accordance with the terms of such policies, (b) neither the Company nor any of its Subsidiaries is in breach or default of any of its insurance policies, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material and adverse modification of any of such policies, (c) other than in connection with ordinary course renewals, the Company has not received any written notice of termination, cancellation, non-renewal or material premium increase with respect to any such policy, nor, to the Knowledge of the Company, are any of the foregoing threatened, and there is no claim pending under any such insurance policies as to which coverage has been denied or disputed by the underwriters of such policies and (d) the Company, its Subsidiaries and their respective assets and properties are insured in amounts no less than as required by applicable Law and Contracts with the customers of the Company and its Subsidiaries.

Section 3.20 Affiliate Party Transactions. There are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries on the one hand, and any Company Related Party (other than the Company or any of its Subsidiaries) on the other hand, and no Company Related Party (other than the Company or any of its Subsidiaries) has any material interest in any property or assets of the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing since December 31, 2015, in each case that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents, other than ordinary course of business consistent with past practice employment agreements and similar employee arrangements otherwise set forth on the Company Disclosure Letter.

Section 3.21 Finders or Brokers. Except for J.P. Morgan Securities LLC, Evercore Group L.L.C., and Guggenheim Securities, LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger. The Company has made available to Parent an estimate of the aggregate fees payable by the Company to J.P. Morgan Securities LLC, Evercore Group L.L.C. and Guggenheim Securities, LLC as a result of the transactions contemplated hereby.

Section 3.22 Takeover Laws. Assuming the representations and warranties of Parent and Merger Sub set forth in Section 4.12 are true and correct, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover statute or regulation (including Section 203 of the DGCL) or any anti-takeover provision in the certificate of incorporation or bylaws of the Company is, and the Company has no rights plan, “poison pill” or similar agreement that is, or at the Effective Time will be, applicable to this Agreement, the Merger or the other transactions contemplated hereby.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Parent Disclosure Letter to the extent that the relevance thereof is reasonably apparent on its face), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and is qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets, rights or properties or conduct of its business requires such qualification or licensing, except, in each case, as would not, individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the certificates of incorporation and bylaws or other equivalent organizational documents of Parent and Merger Sub, each as amended through the date hereof.

Section 4.2 Corporate Authority Relative to This Agreement; No Violation.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, have been duly and validly authorized by the boards of directors of Parent and Merger Sub and by the sole stockholder of Merger Sub, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, by Parent and Merger Sub do not and will not require Parent, Merger Sub or their Subsidiaries to procure, make or provide any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) compliance with the HSR Act, (iii) compliance with the applicable requirements of the Exchange Act and compliance with the rules and regulations of the NYSE, (iv) compliance with any applicable foreign or state securities or blue sky laws and (v) the other consents and/or notices set forth on Section 4.2(b) of the Parent Disclosure Letter (clauses (i) through (v), collectively, the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Assuming receipt of the Parent Approvals, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Investigations; Litigation. As of the date hereof, there are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or any of Parent’s Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case that would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Proxy Statement; Other Information. None of the written information supplied by or on behalf of Parent, Merger Sub or any of their Affiliates specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.5 Financing.

(a) Parent has received and accepted an executed and binding debt commitment letter dated as of the date hereof, a true, correct and complete copy of which has been delivered to the Company (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with

Section 5.11, including the exhibits, annexes and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b) Parent has received and accepted an executed and binding equity commitment letter dated as of the date hereof, a true, correct and complete copy of which has been delivered to the Company (as amended from time to time after the date of this Agreement in compliance with Section 5.11, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”) from the Sponsor pursuant to which the Sponsor has committed, subject to the terms and conditions thereof, to invest in Parent the amounts set forth therein. The Equity Commitment Letter provides that the Company is a third-party beneficiary thereof only for the purpose of seeking specific performance of Parent’s right to cause the Cash Equity to be funded thereunder. The cash equity committed pursuant to the Equity Commitment Letter is collectively referred to in this Agreement as the “Cash Equity.” The Cash Equity and the Debt Financing are collectively referred to as the “Financing.” Parent has delivered to the Company true, complete and correct copies of the executed Commitment Letters.

(c) As of the date hereof, the obligations of the Lenders to fund the Debt Financing under the Debt Commitment Letter and the obligations of the Sponsor to fund the Cash Equity under the Equity Commitment Letter are not subject to any conditions precedent or other contingencies, except as set forth in the Commitment Letters and the Fee Letters. Except for a customary fee letter related to the Debt Financing, a true, correct and complete copy of which has been provided to the Company with only the amount of fees, “pricing flex” and other economic terms therein redacted (none of which (x) subject the funding of the Debt Financing to any additional conditions precedent or other contingencies or (y) could reduce the total amount of the Debt Financing available to Parent or Merger Sub on the Closing Date (other than customary OID flex) to an amount such that Parent and Merger Sub will have funds that are less than the Applicable Amount), and a customary fee credit letter related to the Debt Financing and a customary engagement letter related to the Debt Financing (neither of which (x) subject the funding of the Debt Financing to any additional conditions precedent or other contingencies or (y) could reduce the total amount of the Debt Financing available to Parent or Merger Sub on the Closing Date (other than customary OID flex) to an amount such that Parent and Merger Sub will have funds that are less than the Applicable Amount) (collectively, such fee letter, fee credit letter and engagement letter, the “Fee Letters”), as of the date hereof, there are no side agreements or other arrangements, commitments or understandings with respect to the Financing.

(d) As of the date hereof and assuming satisfaction or waiver (to the extent permitted by applicable Law) of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Parent have Knowledge that any of the Lenders or the Sponsor will not, or is expected not to, perform its obligations thereunder.

(e) Assuming the accuracy of the Company’s representations and warranties in Section 3.4(b), the Financing, when funded in accordance with the Commitment Letters, shall, together with available cash on the Closing Date at the Company and its Subsidiaries, in the aggregate, provide Parent with cash proceeds on the Closing Date in an amount sufficient (the “Applicable Amount”) for the satisfaction of (i) all of Parent’s and Merger Sub’s payment obligations under this Agreement and under the Commitment Letters to pay the Merger Consideration, any payments pursuant to Section 2.3 and any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation or its Subsidiaries under this Agreement and under the Commitment Letters or Fee Letters and due on or before the Closing Date and (ii) all outstanding indebtedness of the Company and its Subsidiaries that is required pursuant to its terms to be prepaid, repaid, refinanced or satisfied and discharged at the Closing.

(f) As of the date hereof, the Commitment Letters are legal, valid and binding obligations of Parent and, to the Knowledge of Parent, of the other parties thereto, subject to the effects of (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) general principles of equity, whether considered in a proceeding at law or in equity (such effects, the “Bankruptcy and Equity Exception”), and in full force and effect, and to the Knowledge of Parent, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent under the terms and conditions of the Commitment Letters. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement and will pay in full any such amounts due on or before the Closing Date. None of the Commitment Letters has been modified, amended or altered as of the date hereof, none of the Commitment Letters will be amended, modified or altered at any time through the Closing, except as permitted by Section 5.11(a) (provided that Parent promptly notifies the Company in writing of any such amendment, modification or alteration), and none of the respective commitments under any of the Commitment Letters have been withdrawn or rescinded in any respect (and, to the Knowledge of Parent, no withdrawal or rescission thereof is contemplated or threatened as of the date of this Agreement).

(g) Without limiting Section 8.5, in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent or any Affiliate thereof or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

Section 4.6 Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the guarantee addressed to the Company from KKR Americas Fund XII L.P. (the “Sponsor”), guaranteeing certain obligations of Parent and Merger Sub under this Agreement on the terms and subject to the conditions set forth therein (the “Guarantee”). As of the date hereof, the Guarantee is valid and in full force and effect and constitutes the valid and binding obligation of the Sponsor, enforceable in accordance with its terms, except as limited by the Bankruptcy and Equity Exception.

Section 4.7 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 100 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by a wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.8 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the transactions contemplated hereby.

Section 4.9 Finders or Brokers. Neither Parent nor any of its Subsidiaries (including Merger Sub) has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission from the Company prior to Closing in connection with or upon consummation of the Merger.

Section 4.10 No Additional Representations.

(a) Each of Parent and Merger Sub acknowledges and agrees that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company that it and its Representatives have desired or requested to review and that it and its Representatives have had a reasonable opportunity to meet with the management of the Company and to discuss the business and assets of the Company.

(b) Parent and Merger Sub agree and acknowledge that, except for the representations and warranties contained in Article 3, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. Parent and Merger Sub agree and acknowledge that neither the Company nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent and its Representatives, except as expressly set forth in Article 3 (which includes the Company Disclosure Letter and the Company SEC Documents, as applicable), and neither the Company or its Subsidiaries, its or their directors, officers, employees, agents or other Representatives, nor any other Person, shall be subject to any liability to Parent or any other Person resulting from the Company’s making available to Parent or Parent’s use of such information, or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the data room, other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, except as may be expressly set forth in Article 3, the Company makes no representation or warranty to Parent or Merger Sub with respect to any business or financial projection, guidance or forecast relating to the Company or any of its Subsidiaries, whether or not included in the data room or any management presentation. Each of Parent and Merger Sub, on its behalf and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.

Section 4.11 Certain Arrangements. As of the date hereof, there are no contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, between Parent or Merger Sub, the Sponsor or any of their Affiliates, on the one hand, and any beneficial owner of more than five percent (5%) of the outstanding Shares or any member of the Company’s management or the Board of Directors, on the other hand, relating in any way to the transactions contemplated by this Agreement or to the management of the Surviving Corporation after the Effective Time.

Section 4.12 Ownership of Common Stock. None of Parent, Merger Sub or any of their respective Subsidiaries beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub or any of their respective Subsidiaries has any rights to acquire, directly or indirectly, any Shares, except pursuant to this Agreement. None of Parent, Merger Sub or the Sponsor or any of their “affiliates” or “associates” is, or at any time during the last three years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

Section 4.13 Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the financings being entered into in connection therewith) and assuming (i) the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger set forth in Section 6.1 and Section 6.3, (ii) the accuracy of the representations and warranties of the Company set forth in Article 3 (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any knowledge, materiality or “Company Material Adverse Effect” qualification or exception), (iii) that the most recent financial forecasts of the Company or its Subsidiaries that have been provided by or on behalf of the Company to Parent prior to the date hereof have been prepared in good faith based upon assumptions that were, at the time made, and continue to be, reasonable and (iv) immediately prior to the Effective Time the Company is solvent:

(a) the Fair Value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, shall be greater than the total amount of their respective liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);

(b) the Surviving Corporation and its Subsidiaries, taken as a whole, shall be able to pay their respective debts and obligations in the ordinary course of business as they become due; and

(c) the Surviving Corporation and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.

(d) For the purposes of this Section 4.13, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Surviving Corporation and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company and Parent.

(a) From and after the date hereof and prior to earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated, required or permitted by this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Letter, the Company shall, and shall cause its Subsidiaries to, (x) conduct its business in all material respects in the ordinary course of business consistent with past practice and (y) use its commercially reasonable efforts to preserve intact in all material respects its business organization and business relationships; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such provision of Section 5.1(b).

(b) From and after the date hereof and prior to earlier of the Effective Time and the Termination Date, and except (w) as may be required by applicable Law, (x) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (y) as may be expressly contemplated, required or permitted by this Agreement or (z) as set forth in Section 5.1 of the Company Disclosure Letter, the Company:

(i) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends and distributions paid by wholly owned Subsidiaries of the Company to the Company or to any of its other wholly owned Subsidiaries;

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary after consummation of such transaction;

(iii) except as required by the Company Benefit Plans in existence on the date hereof, shall not, and shall not permit any of its Subsidiaries to (A) except for (1) increases in base salary in the ordinary course of business consistent with past practice to employees below the level of enterprise vice president, and (2) increases in compensation and benefits to clinical workers in the ordinary course of business consistent with past practice, increase the compensation or other benefits (including severance benefits) payable or provided to the Company’s directors, officers or non-clinical individual independent contractors or employees, (B) enter into any employment, change of control, severance or retention agreement with any employee, officer or individual independent contractor of the Company or any of its Subsidiaries (except for an agreement entered into with a clinical employee in the ordinary course of business consistent with past practice), (C) adopt any material new employee benefit plan or arrangement or materially amend, modify or terminate any existing Company Benefit

Plan, in each case, other than (1) as would not materially increase the cost to the Company or its Subsidiaries or (2) offer letters that are entered into in the ordinary course of business consistent with past practice with newly hired employees and that do not provide for any severance benefits, (D) take any action to accelerate the vesting or payment, or the funding of any payment or benefit under, any Company Benefit Plan, (E) make any equity or equity-based grants to directors, officers, individual independent contractors, employees or any other Person, or (F) hire or terminate the employment of any “officer” (within the meaning of Section 16(a) of the Exchange Act) of the Company, other than a termination for cause or due to permanent disability;

(iv) shall not, and shall not permit any of its Subsidiaries to, enter into or make any loans to any of its directors, employees, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, except as required by the terms of any Company Benefit Plan;

(v) shall not, and shall not permit any of its Subsidiaries to, change financial accounting policies or procedures or any of its methods of reporting income, deductions or other items for financial accounting purposes, except as required by GAAP or SEC rule or policy;

(vi) shall not adopt any amendments to the certificate of incorporation or bylaws of the Company or any material amendments to the certificate of incorporation or bylaws (or equivalent organizational documents) of any of the Company’s Subsidiaries, other than an amendment to the Company’s certificate of incorporation and bylaws to declassify the Board of Directors as previously publicly disclosed;

(vii) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other equity interests in any Subsidiaries of the Company or any securities convertible into, exercisable for or exchangeable for any such shares or equity interests or any rights, warrants or options to acquire any such shares of capital stock, equity interests or convertible or exchangeable securities, or take any action to cause to be vested any otherwise unvested Company Equity Award (except as otherwise provided by the terms of this Agreement or the express terms of any such Company Equity Award), other than (A) issuances of Shares in respect of any exercise of or settlement of Company Equity Awards outstanding on the date hereof, (B) the incurrence of any Permitted Liens, (C) sales of capital stock of Subsidiaries to third parties permitted by Section 5.1(b)(x)(i) or (D) transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(viii) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of Shares from a holder of a Company Equity Award outstanding on the date hereof in satisfaction of withholding obligations or in payment of the exercise price;

(ix) shall not, and shall not permit any of its Subsidiaries to, incur, assume, modify on terms that are adverse in any material respect to the Company and its Subsidiaries, taken as a whole, or guarantee, any indebtedness for borrowed money, except for (A) any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) guarantees or credit support provided by the Company or any of its Subsidiaries for indebtedness of the Company or any of its Subsidiaries, to the extent such indebtedness is (I) in existence on the date of this Agreement or (II) incurred in compliance with this Section 5.1(b)(ix), (C) indebtedness incurred pursuant to agreements in effect prior to the execution of this Agreement and set forth on Section 5.1(b)(ix) of the Company Disclosure Letter and (D) indebtedness not to exceed $50 million in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (A) through (C);

(x) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, (i) sell, lease, license (other than non-exclusive licenses in the ordinary course of business consistent with past practice), transfer, exchange or swap, abandon, allow to lapse or expire (other than in the ordinary course of business consistent with past practice) or subject to any Lien (other than Permitted Liens) or otherwise dispose of any portion of its properties, rights or assets, including the capital stock of Subsidiaries, having an aggregate fair market value in excess of $50 million, (ii) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) or make any investment in any corporation, partnership or other business organization or division thereof having an aggregate fair market value in excess of $100 million (provided that, with respect to any fiscal quarter of the Company, the aggregate fair market value of such acquisitions and/or investments made in such quarter pursuant to this clause (ii) (including the potential acquisitions and/or investments set forth on Section 5.1(b)(x)(ii) of the Company Disclosure Letter and, in the case of the quarter ending June 30, 2018, amounts spent in respect of such acquisitions and/or investments prior to the date hereof in such quarter) shall not exceed the amount budgeted for such quarter in the related budget made available to Parent; provided, further, that the amount budgeted for any particular quarter will be deemed to be increased by an amount equal to the amount budgeted for all prior quarters (following the quarter ended March 31, 2018) that has not been expended) or (iii) make or authorize any new capital expenditures not reflected in the capital expenditures budget made available to Parent (other than acquisitions or investments permitted under clause (ii) of this Section 5.1(b)(x)) having an aggregate value in excess of $20 million, in each case, except pursuant to existing agreements in effect prior to the execution of this Agreement and set forth on Section 5.1(b)(x) of the Company Disclosure Letter;

(xi) shall not, and shall not permit any of its Subsidiaries to, (A) modify, amend, terminate or waive any rights under any Company Material Contract in any material respect, other than in the ordinary course of business consistent with past practice on terms that are not adverse in any material respect to the Company and its Subsidiaries, taken as a whole, (B) enter into any Contract that, if existing on the date hereof, would be a Company Material Contract, other than Company Material Contracts of the type referred to in (I) Section 3.18(a)(vi) or (II) Section 3.18(a) in respect of transactions or actions otherwise permitted by the other provisions of this Section 5.1(b), or (C) modify any privacy policy in any manner that is adverse in any material respect to the Company;

(xii) shall not, and shall not permit any of its Subsidiaries to, settle, pay, discharge or satisfy any Action, other than any Action that involves only the payment of monetary damages not in excess of $3 million individually or $10 million in the aggregate over the amount reflected or reserved against in the balance sheet (or the notes thereto) of the Company SEC Documents relating to Actions; provided, that with respect to Actions relating to medical malpractice and related legal theories such as negligent hiring, supervision and credentialing, the Company and its Subsidiaries may settle, pay, discharge, waive or satisfy such Actions in an amount not in excess of $15 million in the aggregate over captive or third-party insurance policy limits (which amounts shall not count against the $3 million and $10 million caps in this Section 5.1(b)(xii));

(xiii) shall not, and shall not permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or enter into a new line of business;

(xiv) shall not make (other than in connection with the filing of Tax Returns in the ordinary course of business consistent with past practice), change or revoke any material Tax election, adopt (other than in connection with the filing of Tax Returns in the ordinary course of business consistent with past practice) or change any accounting method with respect to material Taxes or adopt or change any accounting period with respect to material Taxes, file any amended material Tax Return, enter into any closing agreement relating to a material amount of Taxes, settle or compromise any material Tax liability (other than with respect to settlements or compromises of any Tax liability for an amount that does not materially exceed the amount disclosed, reflected or reserved in accordance with GAAP in the consolidated financial statements included in the Company SEC Documents with respect to the relevant Tax matter at issue as determined after good faith consultation with Parent), or surrender any right to claim a material refund of Taxes (it being agreed and understood that, notwithstanding any other provision in this Agreement, none of clauses (i) through (xiii) nor (xv) through (xvii) shall apply to Tax matters);

(xv) shall not, and shall not permit any of its Subsidiaries, to recognize any union or other labor organization as the representative of any of the employees of the Company or any of the Subsidiaries, or enter into any new or amended collective bargaining agreement with any labor organization, in each case, except as required by applicable Law;

(xvi) shall not, and shall not permit any of its Subsidiaries to, (i) enter into or amend in any manner any Contract with any Person covered under Item 404 of Regulation S-K under the Securities Act or (ii) make any payment to any Person covered under Item 404 of Regulation S-K under the Securities Act (other than any payments, transactions or benefits pursuant to Contracts or Company Benefit Plans made available to Parent prior to the date hereof, or otherwise as permitted by Section 5.1(b)(iii));

(xvii) shall not adopt a rights plan, “poison pill” or similar agreement that is, or at the Effective Time will be, applicable to this Agreement, the Merger or the other transactions contemplated hereby; and

(xviii) shall not, and shall not permit any of its Subsidiaries to, authorize or agree, in writing or otherwise, to take any of the foregoing actions.

(c) Between the date hereof and the earlier of the Effective Time and the Termination Date, Parent and Merger Sub shall not take or agree to take any action (including entering into agreements with respect to any acquisitions, mergers, consolidations or business combinations or entering into any new lines of business) that would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.2 Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.3 Access.

(a) Subject to compliance with applicable Laws, the Company shall afford to Parent and to its officers, employees, Affiliates, accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives (collectively, “Representatives”), and, subject to their joinder to the Confidentiality Agreements or their having executed a confidentiality agreement with the Company in form and substance reasonably acceptable to the Company (it being understood that a confidentiality agreement with the Company having provisions as to confidential treatment of information and other terms that are not less favorable in any material respect to the Company than the confidentiality and other provisions of the Initial Confidentiality Agreement will be deemed to be reasonably acceptable to the Company), bona fide potential purchasers of assets of the Company and its Subsidiaries and their respective Representatives as may reasonably be requested by Parent, reasonable access during normal business hours, upon reasonable advance notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, to the Company’s and its Subsidiaries’ personnel, properties, contracts, commitments, books and records (provided that in the case of such potential purchasers of assets and their respective Representatives, the Company may limit such access to the assets of the Company and its Subsidiaries that are the subject of such potential purchase and, if applicable, apply “clean team” and other similar customary procedures), other than any such matters that relate to the negotiation and execution of this Agreement, including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, or any Alternative Proposal or Superior Proposal (which shall be governed by Section 5.4). The foregoing notwithstanding, the Company shall not be required to afford such access if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would cause a risk of a loss of privilege or trade secret protection to the Company or any of its Subsidiaries or would constitute a violation of any applicable Law. The parties hereto shall use reasonable best efforts to make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply to allow access in a manner that does not result in such effects.

(b) Parent hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be treated in accordance with, the confidentiality agreement, dated as of February 5, 2018, between the Company and Kohlberg Kravis Roberts & Co. L.P. (the “Initial Confidentiality Agreement”), and the Clean Team Confidentiality Agreement, dated as of April 6, 2018, between the Company and Kohlberg Kravis Roberts & Co. L.P. (together with the Initial Confidentiality Agreement, the “Confidentiality Agreements”).

Section 5.4 No Solicitation.

(a) Except as expressly permitted by the provisions of this Section 5.4, from the date hereof until the earlier of the Effective Time and the Termination Date, the Company agrees that it shall not, and shall cause its Subsidiaries, Affiliates and Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiries with respect to, or the making or submission of any proposals or offers that constitute, or that would reasonably be expected to lead to, an Alternative Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding or that would reasonably be expected to lead to, an Alternative Proposal or provide access to its properties, books and records or any nonpublic information or data to any Person (other than Parent, Merger Sub or their respective Representatives) relating to the Company, its Subsidiaries and its Affiliates in connection with the foregoing (except, in each case, solely to notify such Person as to the existence of the provisions of this Section 5.4), (iii) enter into any letter of intent or agreement in principle or any agreement providing for any Alternative Proposal (except for confidentiality agreements permitted under Section 5.4(b)) (an “Alternative Acquisition Agreement”), (iv) approve, endorse, or recommend, or publicly propose to approve, endorse or recommend, any Alternative Proposal or (v) take any action to make any provision of any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation (or any related provision in the Company’s certificate of incorporation or bylaws) inapplicable to any transactions contemplated by an Alternative Proposal. The Company agrees that it shall, and shall cause its Subsidiaries, Affiliates and Representatives to, (1) immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Persons (other than Parent, Merger Sub and their respective Representatives) in connection with any Alternative Proposal, (2) terminate access to any physical or electronic data rooms hosted by or on behalf of the Company by any Person (other than Parent, Merger Sub and their respective Representatives) and (3) deliver written notice to each such Person requesting that such Person (other than Parent, Merger Sub and their respective Representatives) promptly return or destroy all confidential information regarding the Company and its Subsidiaries in accordance with the applicable confidentiality agreement between the Company and such Person. The Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing of (A) the receipt by the Company, any of its Subsidiaries or any of their Representatives of an Alternative Proposal, (B) any inquiry, proposal, offer or request for information received by the Company, any of its Subsidiaries or any of their Representatives with respect to, or that would reasonably be expected to lead to, an Alternative Proposal or (C) any solicitations, discussions or negotiations sought to be initiated or continued with the Company, its Subsidiaries or its Affiliates or any of their respective Representatives concerning an Alternative Proposal, which notice shall include (x) a summary of the material terms and conditions of, and the identity of the Person or the group of Persons making, such Alternative Proposal, inquiry, offer, proposal or request for information and a copy of any such Alternative Proposal, inquiry, offer, proposal or request for information made in writing (including any draft agreements or term sheets, financing commitments and other agreements submitted therewith) and (y) a summary of the material terms and conditions of any such Alternative Proposal, inquiry, offer, proposal or request for information not made in writing. In addition, from and after the date hereof, the Company shall (i) notify Parent in writing if the Company determines to begin providing non-public information or to engage in discussions or negotiations concerning an Alternative Proposal in accordance with Section 5.4(b), (ii) thereafter keep Parent reasonably informed in all material respects of the status and terms (including any material change to the terms of any such Alternative Proposal) of any such Alternative Proposal, inquiry, offer, proposal or request for information and (iii) provide Parent promptly after the receipt or delivery of copies of all written proposals, offers or draft agreements sent or provided to the Company, its Affiliates or its Representatives from any Person that describes any of the terms or conditions of any such Alternative Proposal, inquiry, offer, proposal or request for information. The Company shall not, and shall cause its Affiliates not to, after the date hereof, enter into any Contract with any Person that prohibits or otherwise limits the Company from providing any information contemplated by this Section 5.4 to Parent, Merger Sub or their Representatives or otherwise complying with its obligations in this Section 5.4.

(b) Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to the receipt of the Company Stockholder Approval, if (A) the Company receives an unsolicited written Alternative Proposal that did not result from a breach of this Section 5.4, (B) the Board of Directors determines in good faith after consultation with its outside legal counsel and financial advisors that such Alternative Proposal would reasonably be expected to result in a Superior Proposal and (C) the Board of Directors shall have determined in good faith, after consultation with its outside legal counsel that the failure to take the actions in clauses (x) and (y) below would be inconsistent with its fiduciary duties under applicable Law, the Company may take the following actions: (x) furnish nonpublic information of the Company or its Subsidiaries to the third party making such Alternative Proposal, if, and only if, prior to so furnishing such information, the third party has executed a confidentiality agreement with the Company having provisions as to confidential treatment of information and other terms that are not less favorable in any material respect to the Company than the confidentiality and other provisions of the Confidentiality Agreements (it being understood that such confidentiality agreement need not prohibit the making or amendment of any confidential Alternative Proposal); provided that any such nonpublic information has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with the time such information is furnished to such third party, and (y) engage in discussions or negotiations with the third party with respect to the Alternative Proposal. From the date hereof until the earlier of the Effective Time and the Termination Date, the Company shall not, and shall cause its Subsidiaries not to, terminate, amend, modify or waive any provision of any confidentiality agreement, standstill or similar agreement to which the Company or any of its Subsidiaries is a party and shall use reasonable best efforts to enforce the provisions of any such agreement; provided that the Company may grant a limited waiver of such provision if the Board of Directors shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and such waiver is limited to the extent reasonably necessary to allow such Person to make a confidential Alternative Proposal to the Board of Directors.

(c) Except as set forth in this Section 5.4, the Board of Directors shall not (i) withdraw (or modify or qualify in any manner adverse to Parent), or propose publicly to withdraw (or modify or qualify in any manner adverse to Parent) the Recommendation, (ii) approve, recommend, endorse or declare advisable or publicly propose to approve, recommend, endorse or declare advisable any Alternative Proposal, (iii) fail to reaffirm publicly the Recommendation within five Business Days of a request therefor in writing from Parent following the public disclosure of an Alternative Proposal (other than of the type referred to in the following clause (v)) (or, if the Company Meeting is scheduled to be held within five Business Days of such request, within two Business Days after such request and in any event, prior to the date of the Company Meeting), (iv) fail to include the Recommendation in the Proxy Statement or (v) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Alternative Proposal that is a tender or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any such action, a “Change of Recommendation”). Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Stockholder Approval, the Board of Directors may, in response to a written Alternative Proposal received by the Company after the date of this Agreement on an unsolicited basis and that did not result from a breach of this Section 5.4, (x) make a Change of Recommendation or (y) cause the Company to terminate this Agreement pursuant to Section 7.1(g); provided, however, that the Board of Directors shall not be entitled to make such a Change of Recommendation or cause any termination of this Agreement pursuant to Section 7.1(g) unless (A) the Board of Directors determines in good faith, (1) after consultation with its outside legal counsel and financial advisors, that such Alternative Proposal constitutes a Superior Proposal and (2) after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (B)(1) the Company shall have given Parent at least four Business Days’ written notice

(a “Superior Proposal Notice”) advising Parent of its intention to make such a Change of Recommendation or terminate this Agreement, which Superior Proposal Notice shall include a description of the terms and conditions of the Superior Proposal that is the basis for the proposed action of the Board of Directors, the identity of the Person making the Superior Proposal and a copy of any written offer or proposal, proposed definitive agreements, proposed or committed financing documentation and any other related documents for such Superior Proposal, if any, (2) during such four Business Day period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall meet and engage in good faith negotiations with Parent and its Representatives to amend the terms and conditions of this Agreement in such a manner so that such Alternative Proposal would cease to constitute a Superior Proposal and (3) at the end of such four Business Day period, after taking into account any proposal made by Parent to amend the terms of this Agreement during the period following delivery of such Superior Proposal Notice, the Board of Directors determines in good faith (x) after consultation with its outside legal counsel and financial advisors, that the Alternative Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal and (y) after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided that any material modifications or amendments to the terms of such Alternative Proposal shall commence a new notice period under clause (B) of three Business Days.

(d) Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Stockholder Approval, the Board of Directors may, in response to an Intervening Event, make a Change of Recommendation contemplated by clauses (i) or (iv) of the definition thereof if the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Board of Directors shall not be entitled to make such a Change of Recommendation unless (i) the Company shall have given Parent at least four Business Days’ written notice (an “Intervening Event Notice”) advising Parent of its intention to make such a Change of Recommendation, which Intervening Event Notice shall include a description of the applicable Intervening Event, (ii) during such four Business Day period, if requested by Parent, the Company, its Subsidiaries and their respective Representatives shall meet and engage in good faith negotiations with Parent and its Representatives to amend the terms and conditions of this Agreement in such a manner that would permit the Board of Directors not to make such Change of Recommendation and (iii) at the end of such notice period, after taking into account any proposal made by Parent to amend the terms of this Agreement during the period following delivery of such Intervening Event Notice, the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors to make such Change of Recommendation contemplated by clauses (i) or (iv) of the definition thereof would continue to be inconsistent with its fiduciary duties under applicable Law.

(e) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any other legally required disclosure to its stockholders; provided that (A) any disclosure made as permitted under clause (ii) above that relates to an Alternative Proposal (other than any “stop, look and listen” communication) shall be deemed to be a Change of Recommendation unless the Board of Directors expressly publicly reaffirms the Recommendation in connection with such disclosure and (B) any Change of Recommendation may only be made in accordance with clauses (c) and (d) of this Section 5.4.

(f) “Alternative Proposal” means any bona fide inquiry, proposal or offer made by any Person (other than Parent or Merger Sub or their Affiliates) relating to or concerning (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, (ii) the direct or indirect acquisition by any Person of more than twenty percent (20%) of the assets (including equity interests of any Subsidiary of the Company) of the Company and its Subsidiaries, on a consolidated basis, (iii) the direct or indirect acquisition by any Person of more than twenty percent (20%) of the total voting power of equity securities of the Company (or any Subsidiary or Subsidiaries of the Company representing twenty percent (20%) or more of the consolidated revenue, net income or assets of the Company and its Subsidiaries taken as a whole) or (iv) any tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty percent (20%) or more of the total voting power of equity securities of the Company.

(g) “Superior Proposal” means a bona fide written unsolicited Alternative Proposal, substituting in the definition thereof “fifty percent (50%)” for “twenty percent (20%)” in each place it appears, that the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, and considering all financial (including financing terms), legal, timing, regulatory and other aspects and risks of such Alternative Proposal and the Person making such Alternative Proposal, (i) is reasonably capable of being consummated in accordance with its terms and (ii) would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated by this Agreement.

(h) “Intervening Event” means any event, change, occurrence or development that is material to the Company and its Subsidiaries taken as a whole that (i) is unknown and not reasonably foreseeable to the Board of Directors as of the date hereof, or if known and reasonably foreseeable to the Board of Directors as of the date hereof, the material consequences of which were not known and reasonably foreseeable to the Board of Directors as of the date hereof, (ii) becomes known prior to the receipt of the Company Stockholder Approval and (iii) does not involve or relate to any Alternative Proposal.

Section 5.5 Filings; Other Actions.

(a) As promptly as reasonably practicable after the date hereof (and in any event within twenty Business Days after the date hereof), the Company shall prepare and file with the SEC the Proxy Statement, which shall, subject to Section 5.4, include the Recommendation, and shall use reasonable best efforts to respond to any comments by the SEC staff in respect of the Proxy Statement as promptly as reasonably practicable after the receipt thereof, to have the Proxy Statement cleared by the SEC staff as promptly as reasonably practicable and shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders as of the record date established for the Company Meeting promptly following the time the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders (and in any event within five Business Days after such time). Unless the Board of Directors has made a Change of Recommendation in accordance with Section 5.4(c) or Section 5.4(d), the Recommendation shall be included in the Proxy Statement. Parent and Merger Sub shall provide to the Company such information concerning themselves and their Affiliates as is customarily included in a proxy statement prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by applicable Law, requested by the SEC or its staff or as the Company may reasonably request. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC or its staff with respect thereto, the Company shall provide Parent and its counsel a reasonable opportunity to review and to propose comments on such document or response and consider in good faith such comments reasonably proposed by Parent or its counsel for inclusion therein. If at any time prior to the Company Meeting any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by a party, which information should be set forth in an amendment or supplement to the Proxy Statement, so that either the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party and the Company shall prepare (with the assistance of Parent) and mail to its stockholders such an amendment or supplement, in each case, to the extent required by applicable Law. Each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Company agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to its stockholders, in each case as and to the extent required by applicable Law.

(b) Subject to the other provisions of this Agreement, the Company shall (i) take all action required, including under the DGCL and its certificate of incorporation and bylaws, to set a record date for, duly call, give notice of, convene and hold promptly following the mailing of the Proxy Statement a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”), it being understood that the Company Meeting may also be the Company’s annual meeting of stockholders, with the record date and meeting date of the Company Meeting to be selected after reasonable consultation with Parent, and (ii) subject to a Change of Recommendation in accordance with Section 5.4, use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the adoption of this Agreement. The Company shall keep Parent reasonably informed on a reasonably current basis, and promptly upon the Company’s request, of the status of its efforts to solicit such approval. The Company may postpone or adjourn the Company Meeting (A) with the written consent of Parent, (B) if a quorum has not been established at the time of the originally scheduled Company Meeting, (C) if required by applicable Law, (D) after consultation with Parent, with respect to any supplemental or amended disclosure that the Board of Directors has determined in good faith after consultation with its outside legal counsel is necessary under applicable Law, to the extent necessary to ensure such supplemental or amended disclosure is provided to stockholders of the Company within a reasonable amount of time in advance of the Company Meeting or (E) to allow reasonable additional time to solicit additional proxies if necessary in order to obtain the Company Stockholder Approval; provided that the Company Meeting shall not be postponed or adjourned to a date that is more than thirty (30) days after the date on which the Company Meeting was (or was required to be) originally scheduled without the prior written consent of Parent. In no event will the record date of the Company Meeting be changed without Parent’s prior written consent, unless required by applicable Law.

Section 5.6 Employee Matters.

(a) From and after the Effective Time, the Company shall, and Parent shall cause the Company to, honor all Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time. For a period of one year following the Effective Time (or if earlier, the date of the Company Employee’s termination of employment with the Company or the applicable Subsidiary), Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries who is employed at the Effective Time (“Company Employees”) (i) base compensation and a target annual cash incentive opportunity that are no less favorable than those that were provided to the Company Employee immediately before the Effective Time, and (ii) all other compensation and employee benefits (excluding equity-based and long-term incentive compensation) that are substantially comparable, in the aggregate, to all other compensation and employee benefits (excluding equity-based and long-term incentive compensation) provided by the Company or its Subsidiaries to such Company Employee immediately prior to the Effective Time. Without limiting the generality of the immediately preceding sentence, (A) Parent shall or shall cause the Surviving Corporation to provide to each Company Employee whose employment terminates during the one-year period following the Effective Time severance benefits equal to the severance benefits, if any, that would have been provided to the Company Employee under the Company’s severance arrangements in effect immediately prior to the Effective Time, and (B) during such one-year period following the Effective Time, severance benefits offered to each Company Employee shall be determined without taking into account any reduction after the Effective Time in compensation paid or benefits provided to such Company Employee.

(b) For all purposes (including for purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) The Company may implement a retention program in accordance with Section 5.6(c) of the Company Disclosure Letter.

(d) If the Effective Time occurs prior to the time annual bonuses in respect of 2018 would be paid by the Company in the ordinary course of business, then Parent shall pay annual bonuses in respect of 2018 based on actual performance to each Company Employee who participates in an annual bonus plan covering 2018 as of the Effective Time and who remains employed with Parent, the Company or their respective Subsidiaries through the applicable payment date; provided that, if, prior to the applicable payment date, the Company Employee experiences a termination of employment entitling such Company Employee to severance benefits under any Company Benefit Plan or New Plan, then Parent shall pay such Company Employee a prorated annual bonus (calculated based on actual performance) for the portion of 2018 elapsed through such termination of employment. The level of achievement of the performance goals for such 2018 annual bonuses may be made (i) without regard to any expenses or costs incurred or accrued by the Company and its Subsidiaries during 2018 that are associated with, or arise as a result of, or in connection with the transactions contemplated by this Agreement (including any advisory or consulting fees) or any nonrecurring charges that would not reasonably be expected to have been incurred by the Company and its Subsidiaries had the transactions contemplated by this Agreement not arose, and (ii) such that any acquisition shortfall or unanticipated divestiture does not count against target achievement.

(e) Without limiting the generality of Section 8.10, the provisions of this Section 5.6 are solely for the benefit of the parties to this Agreement, and no current or former director, employee or individual independent contractor or any other Person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Company Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

Section 5.7 Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use all reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof and in any event prior to the End Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any Actions, lawsuits or other legal proceedings, whether judicial or administrative, challenging this

Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement and (v) promptly, but in no event later than 15 Business Days after the date hereof, file or cause to be filed any and all required notifications, applications and other filings set forth on Section 5.7(a) of the Company Disclosure Letter; provided, however, that in no event shall the Company or any of its Subsidiaries be required to pay, or pay any non-de minimis amounts without the prior written consent of Parent, prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for or triggered by the consummation of the transactions contemplated by this Agreement under any contract or agreement or otherwise.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company, Parent and its Subsidiaries and Merger Sub shall (i) promptly, but in no event later than 15 Business Days after the date hereof, file or cause to be filed any and all required notification and report forms under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement, and use all reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act, (ii) use all reasonable best efforts to cooperate with each other in (A) determining whether any other filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any Governmental Entities pursuant to any Antitrust Law in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) promptly making all such filings and timely obtaining all such consents, permits, authorizations, waivers, clearances, approvals or expirations or terminations of waiting periods, (iii) supply or cause to be supplied to any Governmental Entity pursuant to any Antitrust Law as promptly as reasonably practicable any additional information or documents that may be requested pursuant to any such Antitrust Law or by such Governmental Entity pursuant to any Antitrust Law and (iv) take, or cause to be taken, all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, or any other Governmental Entity may assert pursuant to any Antitrust Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as promptly as practicable after the date hereof (and in any event no later than the End Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license, hold separate or disposition of any and all of the share capital or other equity voting interest, assets (whether tangible or intangible), products or businesses of Parent or its Subsidiaries or of the Company or its Subsidiaries and (y) otherwise taking or committing to take any actions that after the Closing Date would limit Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) freedom of action with respect to, or their ability to retain, one or more of their Subsidiaries’ (including the Surviving Corporation’s) assets (whether tangible or intangible), products, or businesses, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action pursuant to any Antitrust Law that would otherwise have the effect of preventing the Closing, delaying the Closing or delaying the Closing beyond the End Date; provided that with respect to the matters in this Section 5.7, Parent shall in any event control the strategy and process relating to obtaining all approvals under any Antitrust Law so long as Parent reasonably consults in advance with the Company and considers in good faith the views of the Company with respect thereto. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.7(b) or elsewhere in this Agreement shall require Parent or Merger Sub to take or agree to take any action with respect to any of their Affiliates (other than Parent, the Surviving Corporation and their Subsidiaries), including selling, divesting, conveying, holding separate or otherwise limiting its freedom of action with respect to any assets, rights, products, licenses, businesses, operations or interest therein of any such Affiliates (other than Parent, the Surviving Corporation and their Subsidiaries) or any direct or indirect portfolio companies of investment funds advised or managed by one or more Affiliates of Parent or Merger Sub (other than the Surviving Corporation and its Subsidiaries). Notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Subsidiaries shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, divest, license, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets, operations or business of the Company or any of its Subsidiaries, unless such requirement, condition, understanding, agreement or order is binding on or otherwise applicable to the Company or its Subsidiaries only from and after the Effective Time in the event that the Closing occurs. Except as otherwise permitted under this Agreement, the Company, Parent and Merger Sub shall not (and shall cause their Subsidiaries not to) take or agree to take any action that would be reasonably likely to prevent or materially delay the Closing.

(c) The Company, Parent and Merger Sub shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other actions pursuant to this Section 5.7(c), and, subject to applicable legal limitations and the instructions of any Governmental Entity, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or HSR Affiliates, from any third party and/or any Governmental Entity pursuant to any Antitrust Law with respect to such transactions and promptly notifying the other of any transaction or agreement to effect any transaction known to the Company, Parent, or their respective Subsidiaries or HSR Affiliates, which would reasonably be expected to, individually or in aggregate, prevent or materially delay or impede the ability of any of the parties hereto to obtain any necessary approvals or clearances of any Governmental Entity required for the transactions contemplated hereby; provided that the foregoing shall not apply to third-party hedge fund or asset managers in which KKR & Co. L.P. or any Affiliate thereof owns a minority stake. Subject to applicable Law relating to the exchange of information, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity pursuant to any Antitrust Law. Any materials shared under this Section 5.7(c) may be redacted (x) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, or proposals from third parties made prior to the date hereof with respect thereto, (y) as necessary to comply with contractual agreements and (z) as necessary to address reasonable privilege or confidentiality concerns, and may be provided on an outside counsel only basis. Each of the Company, Parent and Merger Sub agrees not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party (or its outside counsel, as appropriate) the opportunity to attend and participate.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.7, but subject to the other provisions of this Section 5.7, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of the Company, Parent and Merger Sub shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such Action or proceeding and to have vacated, lifted, reversed or overturned any Action, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement.

Section 5.8 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, each of the Company, Parent and Merger Sub and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.9 Public Announcements. The Company, Parent and Merger Sub shall consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity; provided that the restrictions in this Section 5.9 shall not apply to any Company communication regarding an Alternative Proposal or with respect to a Change of Recommendation, in each case to the extent permitted by Section 5.4(c). Parent and the Company agree to issue a joint press release as the first public disclosure of this Agreement. Notwithstanding the foregoing, each of Parent and its Affiliates may, without any such consultation, make ordinary course disclosures and communications to existing or prospective general and limited partners, equityholders, members, managers and investors of such Person or any of its Affiliates, in each case who are subject to customary confidentiality restrictions, and on such Person’s website in the ordinary course of business.

Section 5.10 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or bylaws or other organizational documents or in any indemnification agreement set forth on Section 5.10 of the Company Disclosure Letter, shall survive the Merger and shall continue at and after the Effective Time in full force and effect. For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s certificates of incorporation and bylaws or similar organizational documents as in effect as of the date of this Agreement or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors or officers set forth on Section 5.10 of the Company Disclosure Letter as in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action or resolution of such claim, even if beyond such six-year period. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.10.

(b) For a period of six years after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses in accordance herewith) each current and former director or officer of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or its Subsidiaries (each, together with such Person’s heirs, executors or administrators, and successors and assigns, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Party to the fullest extent permitted by Law following receipt of an undertaking by or on behalf of such Person to repay such amount if it is ultimately determined that such Person was not entitled to indemnification under this Section 5.10), judgments, fines, losses, claims, damages, obligations, costs, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director, employee or other fiduciary in any entity if such service was at the request or for the benefit of the Company or its Subsidiaries). In the event of any such Action, Parent and the Surviving

Corporation shall have the right to control the defense thereof, and the Indemnified Party shall reasonably cooperate with the Surviving Corporation in the defense of any such Action.

(c) For a period of six years from the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. In lieu of the foregoing, Parent or the Company (with the written consent of Parent) may purchase, prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby at a cost not exceeding 300% of the last annual premium paid by the Company prior to the date hereof with respect to such coverage. If such prepaid “tail” policy has been obtained by Parent or the Company prior to the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain such policy in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.10.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement set forth on Section 5.10 of the Company Disclosure Letter, the DGCL or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

Section 5.11 Financing.

(a) Parent and Merger Sub shall, and shall use reasonable best efforts to cause their Representatives and Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letters (including the “flex” provisions of any Fee Letter related to the Debt Financing) as promptly as practicable after the date hereof (taking into account the timing of the Marketing Period) and in any event prior to the End Date, including using reasonable best efforts with respect to:

(i) maintaining in effect the Commitment Letters,

(ii) negotiating and entering into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) or on other terms that (1) are acceptable to Parent and Merger Sub in their sole discretion and (2) would not reasonably be expected to delay (taking into account the timing of the Marketing Period) or adversely affect the ability of Parent and Merger Sub to consummate the transactions contemplated hereby,

(iii) satisfying on a timely basis (taking into account the timing of the Marketing Period) all conditions under its control in the Commitment Letters and the Definitive Agreements,

(iv) complying with its obligations under the Commitment Letters,

(v) in the event that all conditions contained in the Commitment Letters (other than, with respect to the Debt Financing, the availability of the Cash Equity, and those conditions that by their nature are to be satisfied or waived at the Closing) have been satisfied or waived, subject to Section 8.5, enforcing its rights under the Commitment Letters (including by promptly commencing a litigation proceeding against any breaching lender or other financial institution to compel such breaching party to provide its portion of the Debt Financing or otherwise comply with its obligations under the Debt Commitment Letter or the relevant Definitive Agreement), and

(vi) consummating the Financing at or prior to the Closing Date (including drawing on any interim or bridge financing under the Debt Commitment Letter on the Closing Date to the extent necessary to obtain the Applicable Amount).

Without limiting the foregoing, in the event that all conditions contained in the Commitment Letters (other than, with respect to the Debt Financing, the availability of the Cash Equity, and those conditions that by their nature are to be satisfied or waived at the Closing) have been satisfied or waived, Parent shall use its reasonable best efforts to cause the Lenders and the Sponsor to fund the Financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses on the Closing Date. Parent shall not, without the prior written consent of the Company: (A) permit any amendment, alteration or modification to, or any waiver of any provision or remedy under, the Commitment Letters or any related fee letters if such amendment, modification, waiver or remedy (w) adds new (or adversely modifies any existing) conditions to the consummation of the Financing as compared to those in the Commitment Letters or any related Fee Letters as of the date hereof, (x) reduces the amount or value of the Financing available to Parent or Merger Sub on the Closing Date to an amount such that Parent and Merger Sub will have funds that are less than the Applicable Amount, (y) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against such other parties to the Commitment Letters as in effect on the date hereof or in the Definitive Agreements or (z) could reasonably be expected to prevent, impede or delay (taking into account the timing of the Marketing Period) the consummation of the Merger and the other transactions contemplated by this Agreement; or (B) terminate any Commitment Letter. Parent shall promptly deliver to the Company copies (redacted only as to fee amounts, dates and certain other economic terms, including in respect of “market flex” (but none of which (x) subject the funding of the Debt Financing to any additional conditions precedent or other contingencies or (y) could reduce the total amount of the Debt Financing available to Parent or Merger Sub on the Closing Date (other than customary OID flex) to an amount such that Parent and Merger Sub will have funds that are less than the Applicable Amount) in the case of fee letters related to the Debt Financing) of any such amendment, replacement, supplement or other modification or waiver of the Commitment Letters or any related fee letters. In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent shall (1) use its reasonable best efforts to obtain as promptly as practicable (taking into account the timing of the Marketing Period) alternative debt financing (in an amount sufficient, when taken together with Cash Equity and any cash of the Company and its Subsidiaries on hand at the Closing Date, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses) on substantially equivalent or more favorable terms from the same or other sources and which do not include any new conditions to the consummation of such alternative debt financing that are more onerous than the conditions set forth in the Debt Financing and (2) promptly notify the Company of such unavailability and the reason therefor; provided that in no event shall Parent and Merger Sub be obligated to accept or pursue any such alternative financing if it is less favorable to Parent in any material respect than the Debt Financing. If any alternative financing is required in accordance with the immediately preceding sentence, Parent shall use its reasonable best efforts to obtain, and when obtained, provide the Company with a copy of, a new financing commitment that provides for such alternative financing, and Parent shall comply with its covenants in this

Section 5.11(a) with respect to such new financing commitment (as if such financing commitment were the Debt Commitment Letter). For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing contemplated hereby (and any Debt Commitment Letter remaining in effect at the time in question). Parent shall provide the Company with prompt oral and written notice of (i) any breach or default by any party to any Commitment Letters or the Definitive Agreements or any purported termination or repudiation of the Commitment Letters or the Definitive Agreements, in each case, of which Parent becomes aware and (ii) the receipt of any written notice or other written communication from any Lender, the Sponsor or other financing source with respect to any breach, default, termination or repudiation by any party to any Commitment Letters or the Definitive Agreements of any provision thereof. Parent shall keep the Company reasonably informed on a reasonably current basis, and promptly upon the Company’s request, of the status of its efforts to consummate the Financing. Notwithstanding the foregoing, compliance by Parent with this Section 5.11 shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available. Notwithstanding anything to the contrary contained herein, in no event shall Parent and Merger Sub be required pursuant to this Agreement to pay any additional fees or to increase any interest rates or original issue discounts applicable to the Financing, except as expressly required pursuant to the Commitment Letters as in effect on the date hereof (including the “flex” provisions of any Fee Letter). The Company acknowledges and agrees that Parent and Merger Sub shall not be required to consummate the Financing until the final day of the Marketing Period. In addition, Parent shall, as promptly as practicably, deliver to the Company, in writing, all Parent Pro Forma Information, and shall otherwise provide all assistance reasonably requested by the Company from time to time in connection with the preparation of the pro forma financial statements described in paragraphs (i)-(iv) of clause (c) of the definition of Required Information.

(b) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Representatives to, use reasonable best efforts to provide such cooperation to Parent as is reasonably requested by Parent in connection with, and reasonably necessary or advisable for the arrangement of, the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or its Subsidiaries), including using commercially reasonable efforts to, upon the reasonable request of Parent:

(i) prepare and furnish Parent (which Parent may furnish to its Financing Sources) as promptly as practicable all financial and other pertinent information and disclosures regarding the Company and its Subsidiaries (including the Required Information) as may be reasonably requested by Parent or Merger Sub in connection with the preparation of the Offering Documents and all supplements thereto and projections included in the Offering Documents;

(ii) participate, and have appropriate senior management of the Company and its Subsidiaries participate, in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, in each case at mutually agreed times;

(iii) facilitate the pledging of collateral, effective no earlier than the Effective Time (including using reasonable best efforts to facilitate the delivery, on the Closing Date, of original share certificates, together with share powers executed in blank, with respect to the Company and each of its Subsidiaries), including taking reasonable actions necessary to permit the Financing Sources to evaluate the Company’s and its Subsidiaries’ assets, inventory, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements (including using reasonable best efforts to assist in establishing bank and other accounts and blocked account and control agreements in connection with the foregoing);

(iv) assist Parent in the preparation of any Offering Documents (and any supplement thereto);

(v) if and to the extent Parent elects to prepay, redeem, terminate or otherwise discharge any of the Company’s existing indebtedness, including any Company Notes, at or after the Effective Time, assist Parent, at Parent’s request, in:

(A) at the Effective Time, terminating the Company’s existing asset-based revolving credit agreement and senior secured term loan facility, subject to and in compliance with the terms of the relevant documents governing such indebtedness;

(B) communicating with agents, lenders, and trustees as to such indebtedness;

(C) with respect to the Company’s existing asset-based revolving credit agreement and senior secured term loan facility, obtaining customary payoff letters and lien terminations at Closing;

(D) the redemption of the Company Notes, including delivering or causing the applicable trustee to deliver redemption notices, including any notices required to extend the redemption date(s) in the case of any Conditional Redemption Notice, provided that any such notices shall (I) be delivered on such date(s) requested by Parent prior to or at Closing as is reasonably determined by Parent in consultation with the Company; (II) comply with applicable Law and with the indenture governing the applicable Company Notes in all respects; (III) to the extent any such redemption notice is delivered before closing (a “Conditional Redemption Notice”), expressly provide that the applicable redemption shall be conditioned on the occurrence of the Closing; and (IV) otherwise be in form and substance reasonably satisfactory to each of the Company and Parent; and

(E) facilitating and using its reasonable best efforts to cause the applicable trustee to cooperate with the discharge of any Company Notes at Closing;

(vi) provide at least three Business Days prior to the Closing Date all documentation and other information about the Company and each of its Subsidiaries as is reasonably requested in writing by Parent or Merger Sub at least nine Business Days prior to the Closing Date with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act

(vii) (A) obtain customary consents of independent accountants of the Company and its Subsidiaries for use of their auditor opinions in any materials relating to the Financing at the expense of and as reasonably requested by Parent on behalf of the Financing Sources, (B) cause such accountants to partake in customary accounting and auditor due diligence sessions, and (C) cause its independent accountants to provide any customary “comfort letters” (including customary negative assurance comfort) with respect to the financial statements set forth in clauses (a)-(c) of the definition of “Required Information” from such independent accountants in connection with the non-convertible debt securities being issued as part of the Debt Financing (and to provide drafts of such comfort letters in advance of the commencement of the Marketing Period);

(viii) assist Parent and Merger Sub in obtaining any corporate credit and family ratings from any ratings agencies in respect of the relevant borrower, issuer or parent guarantors under the Debt Financing, including using commercially reasonable efforts to assist Parent, Merger Sub and the Financing Sources in the preparation of materials for rating agency presentations;

(ix) assist Parent in connection with the preparation of customary projections to be included in any Offering Documents;

(x) assist in facilitating the preparation, execution and delivery of the Definitive Documentation, including guarantee and collateral documents and other certificates and documents as may reasonably be requested by Parent;

(xi) subject (except with respect to the Authorization Letters) to the occurrence of the Closing and not prior to the Effective Time, cause the execution and delivery of such documents as Parent may reasonably request, including (x) a certificate of the chief financial officer of the Company with respect to solvency matters as of the Closing, on a pro forma basis, in the form attached to the Debt Commitment Letter (or substantially similar provisions in any alternative financing) and (y) the Authorization Letters; and

(xii) take all organizational actions, subject to the occurrence of the Closing and not prior to the Effective Time, reasonably requested by Parent to permit the consummation of the Financing.

The foregoing notwithstanding:

(A) neither the Company or its Subsidiaries nor any Persons who are directors, officers or employees of the Company or its Subsidiaries shall be required to (I) pass resolutions or consents (except those which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing) or (II) except for (x) any Authorization Letters or (y) in connection with any Conditional Redemption Notices, execute any document or Contract or incur any liability that is effective prior to the occurrence of the Closing, in each case in connection the Debt Financing or the cooperation contemplated by this Section 5.11(b);

(B) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives undertaken pursuant to the Debt Financing or the cooperation contemplated by this Section 5.11(b) shall be effective until the Effective Time;

(C) none of the Company or its Subsidiaries or any of their respective Representatives shall be required (x) to pay any commitment or other similar fee or (y) incur any other cost or expense that is not promptly fully reimbursed by Parent in connection with the Debt Financing or the cooperation contemplated by this Section 5.11(b) prior to the Closing;

(D) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to disclose or provide any information in connection with the Debt Financing, the disclosure of which, in the judgment of the Company, is restricted by Contract or applicable Law, is subject to attorney-client privilege or could result in the disclosure of any trade secrets or the violation of any confidentiality obligation, provided that the Company or such Subsidiary shall use reasonable best efforts to provide an alternative means of disclosing or providing such information;

(E) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to deliver for inclusion in any Offering Documents any financial information with respect to a fiscal period that has not yet ended;

(F) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to prepare any (I) pro forma financial information other than, subject to receipt of the Parent Pro Forma Information, that which is expressly described in paragraphs (i)-(iv) of clause (c) of the definition of Required Information or (II) projections (without limiting the obligations of the Company to reasonably assist in the preparation of projections as contemplated by clause (ix) of Section 5.11(b) above); and

(G) none of the Company or its Subsidiaries or any of their respective Representatives will be required to provide, or cause to be provided, any legal opinions.

In addition, nothing contained in this Section 5.11(b) or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or its Subsidiaries or their respective Representatives in connection with the Debt Financing or the cooperation contemplated by this Section 5.11(b) and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the Debt Financing, any action taken by them pursuant to this Section 5.11(b), and any information utilized in connection therewith (other than information including in any marketing materials concerning the Company or its Subsidiaries to the extent provided in writing thereby for inclusion in such materials). The obligations of Parent pursuant to the immediately foregoing sentence shall survive termination of this Agreement.

(c) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to Section 5.11(b) or otherwise in connection with the Debt Financing shall be kept confidential in accordance with the Confidentiality Agreements. The Company hereby consents to the use of its and its Subsidiaries’ logos in a customary manner in connection with the Financing, provided such use is in a manner reasonably acceptable to the Company. The Company hereby consents pursuant to Section 19(a)(ii) of the Confidentiality Agreement dated February 5, 2018 that potential sources of debt or equity financing with respect to the Merger and the other transactions contemplated hereby (including the Persons specified in clauses (i) and (ii) below) shall be “Representatives” for all purposes of this Agreement and the Confidentiality Agreements. Without limiting Parent’s obligations hereunder or the terms of the Equity Commitment Letter, Parent and its controlled Affiliates and their respective Representatives may seek and obtain equity commitments and equity financing (and provide such Persons confidential information in connection therewith in accordance with this Section 5.11(c) and the Confidentiality Agreements) at any time from (i) any limited partners of the active investment funds, managed accounts affiliated with Sponsor or an investor in a vehicle controlled or managed by an affiliate of the Sponsor or any other Person engaged in the private equity business or who is a financial investor and (ii) any other Person to which the Sponsor or any of its Affiliates is obligated to offer the opportunity to invest in connection with transactions similar to the transactions contemplated by this Agreement; provided that such actions do not delay or prevent the Closing or otherwise impair the ability of the parties to consummate the Closing.

Section 5.12 Reserved.

Section 5.13 Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE and the SEC to enable the de-listing by the Surviving Corporation of the Common Stock from the NYSE and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.14 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15 Stockholder Litigation. Each of the Company and Parent shall notify the other and keep the other reasonably informed of, and cooperate with such party in connection with, any stockholder litigation or claim against such party and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement. Without limiting the foregoing, the Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any such litigation or claim and the Company shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation or claim arising or resulting from the transactions contemplated by this Agreement or consent to the same without the prior written consent of Parent. Notwithstanding anything to the contrary in this Section 5.15, any litigation or claim relating to Dissenting Shares shall be governed by Section 2.1(b).

Section 5.16 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE 6

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction (or waiver by Parent and the Company to the extent permitted by applicable Law) at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Legal Restraints. No injunction or similar order by any court of competent jurisdiction that prohibits the consummation of the Merger and the other transactions contemplated hereby shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

(c) Regulatory Approvals. Any waiting period under the HSR Act applicable to the Merger shall have expired or been earlier terminated.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company to the extent permitted by applicable Law) of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in Article 4 (without regard to any qualifications as to materiality or Parent Material Adverse Effect contained in such representations and warranties) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby are further subject to the satisfaction (or waiver by Parent and Merger Sub to the extent permitted by applicable Law) of the following conditions:

(a) (i) The representations and warranties of the Company set forth in Section 3.2(a), Section 3.2(b) and the first sentence of Section 3.10 shall be true and correct in all respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), other than, solely in the case of Section 3.2(a) and Section 3.2(b), de minimis inaccuracies; (ii) the representations and warranties of the Company set forth in Section 3.1(a) solely with respect to the Company’s due organization, valid existence, good standing and corporate power and authority, Section 3.3(a) and Section 3.21 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) the other representations and warranties of the Company set forth in Article 3 (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iii) where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

ARTICLE 7

TERMINATION

Section 7.1 Termination or Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company of the matters presented in connection with the Merger:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent if (i) the Effective Time shall not have occurred on or before December 10, 2018 (provided that if either, (A) as of such date all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (but subject to such conditions being capable of being satisfied at the Closing)), but the Marketing Period shall not have been completed (or the third Business Day after the Marketing Period shall not have occurred) or (B) as of such date all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (but subject to such conditions being capable of being satisfied at the Closing)) other than the condition set forth in Section 6.1(b) (but only if the applicable legal restraint relates to any U.S. Antitrust Law) and/or Section 6.1(c), then such date shall automatically be extended for up to two consecutive periods of 60 days) (as such date may be so extended, the “End Date”) and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that has been the primary cause of the failure to consummate the Merger on or before such date;

(c) by either the Company or Parent if any Governmental Entity shall have issued an order, decree or ruling permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement (including consummation of the Merger), and such order, decree or ruling shall have become final and nonappealable, provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall not have breached in any material respect its obligations under this Agreement in any manner that has primarily caused such order, decree or ruling;

(d) by either the Company or Parent if the Company Meeting (including any adjournments or postponements thereof) shall have concluded, a vote on the adoption of this Agreement shall have been taken and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained;

(e) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) cannot be cured by the End Date or, if curable, is not cured within 30 Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination; provided that, the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(f) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) cannot be cured by the End Date or, if curable, is not cured within 30 Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination; provided that Parent or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(g) (i) by the Company, prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement providing for a Superior Proposal if the Company shall have complied with Section 5.4(c); provided that the Company shall pay pursuant to Section 7.3(a) the Company Termination Fee prior to or concurrently with such termination; or (ii) by Parent if (A) prior to obtaining the Company Stockholder Approval, the Board of Directors shall have effected a Change of Recommendation or (B) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement or the Board of Directors shall have authorized or approved the execution of an Alternative Acquisition Agreement; and

(h) by the Company if (i) the conditions set forth in Section 6.1 and Section 6.3 have been and continue to be satisfied or waived at the time the Closing is required to have occurred pursuant to Section 1.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), (ii) Parent fails to consummate the Closing by the date that is two Business Days after the first date upon which Parent is required to consummate the Closing pursuant to Section 1.2, and (iii) the Company has irrevocably confirmed to Parent in writing that it is prepared to consummate the Closing and that at all times during such two Business Day period the Company stood ready, willing and able to consummate the Closing.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, the terminating party shall forthwith give written notice thereof to the other party or parties and this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by any of the parties hereto. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, except that (i) no such termination shall relieve any party of its obligation to pay the Company Termination Fee or the Parent Termination Fee, if, as and when required pursuant to Section 7.3; (ii) no such termination shall relieve any party for liability for such party’s willful and material breach of any covenant or agreement of this Agreement prior to its termination; and (iii) the Confidentiality Agreements, Section 5.3(b), the last two sentences of Section 5.11(b), this Section 7.2, Section 7.3 and Article 8 shall survive the termination hereof.

Section 7.3 Termination Fees.

(a) Company Termination Fee. Any provision in this Agreement to the contrary notwithstanding, if (i) the Company shall have terminated this Agreement pursuant to Section 7.1(g)(i), (ii) Parent shall have terminated this Agreement pursuant to Section 7.1(g)(ii) or (iii) (A) after the date of this Agreement, an Alternative Proposal (substituting in the definition thereof “fifty percent (50%)” for “twenty percent (20%)” in each place it appears) is publicly proposed or publicly disclosed or, in the case of a termination pursuant to Section 7.1(b) or Section 7.1(f), an Alternative Proposal has otherwise become known, disclosed or communicated to the

Company’s senior management or the Board of Directors (x) prior to, and is not withdrawn at least two Business Days prior to, the Company Meeting in the event of a termination pursuant to Section 7.1(d), (y) prior to the End Date in the event of a termination pursuant to Section 7.1(b) or (z) prior to the breach that forms the basis of such termination in the event of a termination pursuant to Section 7.1(f), (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(f) (provided that in the case of a termination pursuant to Section 7.1(b), the Company Stockholder Approval has not been obtained) and (C) concurrently with or within twelve months after such termination, the Company shall have entered into a definitive agreement providing for any Alternative Proposal or completed any Alternative Proposal, then the Company shall pay, by wire transfer of immediately available funds to an account designated by Parent, a fee of $167 million in cash (the “Company Termination Fee”), such payment to be made prior to or concurrently with termination in the case of clause (i) above, within three Business Days after such termination in the case of clause (ii) above, or within three Business Days after the last to occur of the events set forth in clause (iii) above; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Upon the payment by the Company of the Company Termination Fee as and when required by this Section 7.3(a), together with any fees, costs, expenses and interest payable pursuant to Section 7.3(c) and any Proxy Costs payable pursuant to Section 8.2, no Company Related Party or its Representatives shall have any further liability with respect to this Agreement or the transactions contemplated hereby to Parent, Merger Sub or their respective Affiliates or Representatives, except as expressly provided in Section 7.3(c)(iii).

(b) Parent Termination Fee. If this Agreement (i) is terminated by the Company pursuant to (A) Section 7.1(e) or (B) Section 7.1(h) or (ii) is terminated by Parent pursuant to Section 7.1(b) and at such time the Company could have terminated this Agreement under Section 7.1(e) or Section 7.1(h), then Parent shall pay, by wire transfer of immediately available funds to an account designated by the Company, a fee of $275 million in cash (the “Parent Termination Fee”), such payment to be made within three Business Days of such termination; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Upon the payment by Parent of the Parent Termination Fee as and when required by this clause (b), together with any fees, costs, expenses and interest payable pursuant to Section 7.3(c), any amounts payable pursuant to Section 5.11(b) and any Filing Fees payable pursuant to Section 8.2, no Parent Related Party or its Representatives shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Company or its Affiliates or Representatives.

(c) Acknowledgements.

(i) Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without Section 7.3(a), Parent would not have entered into this Agreement and that, without Section 7.3(b), the Company would not have entered into this Agreement. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to this Section 7.3, the Company or the Parent, as applicable, shall pay to Parent or the Company, respectively, all fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated by such party), together with interest on the amount of the Company Termination Fee or the Parent Termination Fee, as applicable, at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made. The parties further acknowledge that neither the Company Termination Fee nor the Parent Termination Fee shall constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which the Company Termination Fee or the Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties acknowledge that the right to receive the Company Termination Fee or the Parent Termination Fee, as applicable, shall not limit or otherwise affect any such party’s right to specific performance as provided in Section 8.5. While each of the Company and Parent may pursue both a grant of specific performance in accordance with Section 8.5 and the payment of the Parent Termination Fee or the Company Termination Fee, as applicable, under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance that results in the Effective Time occurring and the Parent Termination Fee or the Company Termination Fee, as applicable.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 8.5, each of the parties hereto expressly acknowledges and agrees that the Company’s right to terminate this Agreement and receive payment of the Parent Termination Fee pursuant to Section 7.3(b), together with any fees, costs, expenses and interest payable pursuant to Section 7.3(c), any amounts payable pursuant to Section 5.11(b) and any Filing Fees payable pursuant to Section 8.2, shall constitute the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company and its Subsidiaries and their respective Affiliates and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) against Parent, Merger Sub, the Sponsor and their respective Affiliates, the Financing Sources, any other potential debt or equity financing source and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates or any former, current or future general or limited partner, stockholder, equityholder, member, manager, director, officer, employee, agent or Affiliate of any of the foregoing (collectively, the “Parent Related Parties”) for all losses and damages in respect of this Agreement (or the termination thereof) or the transactions contemplated by this Agreement (or the failure of such transactions to occur for any reason or for no reason) or any breach (whether willful (including willful and material breach), intentional, unilateral or otherwise) of any representation, warranty, covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith, and upon payment of the Parent Termination Fee to the Company pursuant to Section 7.3(b), together with any fees, costs, expenses and interest payable pursuant to Section 7.3(c), any amounts payable pursuant to Section 5.11(b) and any Filing Fees payable pursuant to Section 8.2, (A) none of the Parent Related Parties shall have any further liability or obligation to any of the Company Related Parties relating to or arising out of this Agreement, the Guarantee, the Commitment Letters or the transactions contemplated hereby or thereby, and (B) none of the Company Related Parties shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby or any oral representation made or alleged to be made in connection herewith. For the avoidance of doubt, in no event shall Parent or Merger Sub be subject to (nor shall any Company Related Party seek to recover) monetary damages in excess of an amount equal to the Parent Termination Fee, in the aggregate (the “Damage Cap”), for any losses or other liabilities arising out of or in connection with breaches (whether willful (including willful and material breach), intentional, unilateral or otherwise) by Parent or Merger Sub of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that any Company Related Party may have with respect thereto, including for a breach of Section 2.2(a) as a result of the Debt Financing not being available to be drawn down or otherwise arising from the Commitment Letters or the Guarantee or in respect of any oral representation made or alleged to be made in connection herewith or therewith.

(iii) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 8.5 and except for the right of Parent and/or Merger Sub to seek damages with respect to this Agreement as described in the immediately following sentence (subject to the limitations described therein), each of the parties hereto expressly acknowledges and agrees that: Parent’s right to terminate this Agreement and receive payment of the Company Termination Fee pursuant to Section 7.3(a), together with any fees, costs, expenses and interest payable pursuant to Section 7.3(c) and any Proxy Costs payable pursuant to Section 8.2, shall constitute the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Parent Related Parties against the Company Related Parties for all losses and damages in respect of this Agreement (or the termination thereof) or the transactions contemplated by this Agreement (or the failure of such transactions to occur for any reason or for no reason) or any breach (whether willful (including any willful and material breach), intentional, unilateral or otherwise) of any representation, warranty, covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith, and upon payment of the Company Termination Fee to Parent pursuant to Section 7.3(a), together with any fees, costs, expenses and interest payable pursuant to Section 7.3(c) and any Proxy Costs payable pursuant to Section 8.2, (A) none of the Company Related Parties shall have any further liability or obligation to any of the Parent Related Parties relating to or arising out of this Agreement or the transactions contemplated hereby or thereby, and (B) none of the Parent Related Parties shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby or any oral representation made or alleged to be made in connection herewith. Notwithstanding the foregoing, following termination of this Agreement by either Parent or the Company, Parent may seek monetary damages from the Company for its willful and material breach of this Agreement; provided that, in no event shall the Company be subject to (nor shall any Parent Related Party seek to recover) monetary damages in excess of an amount equal to the Damage Cap, or payment of both monetary damages and the Company Termination Fee in a combined amount in excess of the Damage Cap, for any losses or other liabilities arising out of or in connection with breaches (whether willful (including willful and material breach), intentional, unilateral or otherwise) by the Company of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that any Parent Related Party may have with respect thereto, including in respect of any oral representation made or alleged to be made in connection herewith.

ARTICLE 8

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that expenses incurred by any party in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) shall be borne by the Company (such expenses, “Proxy Costs”), and all filing fees paid by any party in respect of any HSR Act or other regulatory filing shall be borne by Parent (such fees, “Filing Fees”); provided that, except as otherwise set forth in Section 2.2(b)(ii), the Company shall be exclusively responsible for any transfer or similar Taxes imposed on the Company or its Subsidiaries with respect to, or as a result of, the Merger.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, facsimile, electronic mail or otherwise as authorized by the prior sentence) to the other parties.

Section 8.4 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 8.4, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, claims and actions that may be based upon, arise out of, or relate to the Debt Financing or involve the Financing Sources (whether in law, contract, tort, equity or otherwise) shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York; provided that it is understood and agreed that (i) the interpretation of the definition of “Company Material Adverse Effect” (and whether or not a Company Material Adverse Effect has occurred), (ii) the determination of the accuracy of any Specified Representations (as defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof Parent and Merger Sub have the right (taking into account any applicable cure provisions) to terminate their respective obligations under this Agreement or decline to consummate the transaction contemplated hereby and (iii) the determination of whether the Merger has been consummated in accordance with the terms of this Agreement, in each case shall be governed by, and construed in accordance with, the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Further, notwithstanding anything to the contrary in this Agreement, each party agrees (on behalf of itself and its Affiliates) that it will not bring or support any action, proceeding, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement, including any dispute arising out of the Commitment Letters or the performance thereof or the Financing, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York (and the appropriate appellate courts therefrom), and each party submits for itself and its property with respect to any such action or Action to the exclusive jurisdiction of such court and agrees not to bring any such action or Action in any other court.

Section 8.5 Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, subject to the next succeeding sentence, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages subject to Section 7.3) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

(b) In circumstances where Parent and Merger Sub are obligated to consummate the Merger and the Merger has not been consummated, Parent and Merger Sub expressly acknowledge and agree that the Company shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company, and that the Company shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, subject, in each case, to Section 7.3) to specific performance:

(i) of Parent’s obligation to cause the Cash Equity to be funded under the Equity Commitment Letter and Parent’s and Merger Sub’s obligations to consummate the Merger if, but only if, (i) all of the conditions in Section 6.1 and Section 6.3 have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (but subject to such conditions being capable of being satisfied at the Closing)) at the time the Closing is required to occur pursuant to Section 1.2 and Parent and Merger Sub fail to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (ii) the Debt Financing (or, any alternative debt financing required by Section 5.11(a), as the case may be) has been funded or will be funded at the Closing if the Cash Equity is funded at the Closing and (iii) the Company has irrevocably confirmed in writing that, if specific performance is granted and the Cash Equity and Debt Financing are funded, then the Closing will occur in accordance with Article 1; and

(ii) of Parent’s and Merger Sub’s rights to enforce the terms of the Debt Commitment Letter and the obligations of the Lenders to fund the Debt Financing if, but only if, (i) all of the conditions in Section 6.1 and Section 6.3 have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (but subject to such conditions being capable of being satisfied at the Closing)) at the time the Closing is required to occur pursuant to Section 1.2 and Parent and Merger Sub fail to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (ii) all of the conditions (other than those conditions that by their nature are to be satisfied at the Closing under the Debt Commitment Letter, provided that those other conditions would be satisfied if the Closing were on such date) to the consummation of the financing provided for in the Debt Commitment Letter have been satisfied and (iii) the Company has irrevocably confirmed in writing that, if specific performance is granted and the Cash Equity and Debt Financing are funded, then the Closing will occur in accordance with Article 1.

(c) Each party further agrees that no other party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING). EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.6.

Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by email, facsimile transmission, by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

Enterprise Parent Holdings Inc.

Enterprise Merger Sub Inc.

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, California 94025

Attention: Jim Momtazee

 Max Lin

Facsimile: (650) 233-6553

Email: jim.momtazee@kkr.com

max.lin@kkr.com

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Marni J. Lerner

Michael T. Holick

Facsimile: (212) 455-2502

Email: mlerner@stblaw.com

mholick@stblaw.com

To the Company:

Envision Healthcare Corporation

1A Burton Hills Boulevard

Nashville, Tennessee 37215

Attention: Craig Wilson, General Counsel

Facsimile: (303) 495-1288

E-mail: craig.wilson@evhc.net

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Steven A. Rosenblum

David A. Katz

Facsimile: (212) 403-2000

Email: SARosenblum@wlrk.com

DAKatz@wlrk.com

and

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

Attention: J. James Jenkins, Jr.

Facsimile: (615) 742-2736

Email: jjenkins@bassberry.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered (a) when received when sent by email or facsimile, provided that the recipient confirms in writing its receipt thereof, (b) upon proof of service when sent by reliable overnight delivery service, (c) upon personal delivery in the case of hand delivery or (d) upon receipt of the return receipt when sent by certified or registered mail. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent or Merger Sub, but no such assignment shall relieve Merger Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto), the Equity Commitment Letter, the Guarantee, the Debt Commitment Letter and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Except (a) for the provisions of Section 5.10 (which, from and after the Effective Time, shall be for the benefit of the Indemnified Parties), (b) that the Parent Related Parties and the Company Related Parties shall be express third party beneficiaries of Section 7.3(c), Section 8.4, Section 8.6 and this Section 8.10 and (c) that the Parent Related Parties shall be express third party beneficiaries of Section 8.5, Section 8.11 and Section 8.16, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein is intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company or the sole stockholder of Merger Sub, as applicable, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company or the sole stockholder of Merger Sub, as applicable. The foregoing notwithstanding, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. To the extent any amendment or waiver of Section 7.3(c), Section 8.4, Section 8.5, Section 8.6, Section 8.10, Section 8.11 or Section 8.16 (and any other provision of this Agreement to the extent an amendment or waiver of such provision would modify the substance of any of the foregoing provisions) is sought that is materially adverse to the rights of any Financing Source, the prior written consent of such materially adversely affected Financing Source shall be required before such amendment or waiver is rendered effective.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to “$” or “dollars” shall be to U.S. dollars. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. For the purposes of this Agreement, the term “made available” with respect to any item or document shall mean such item or document has been made available to Parent and its Representatives in the electronic data room maintained by the Company, provided directly (including via email) to Parent or its Representatives or filed by the Company with the SEC, in each case, on or before the calendar day immediately prior to the date of this Agreement.

Section 8.14 Obligations of Merger Sub. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Merger Sub to take such action.

Section 8.15 Definitions. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used herein:

“Action” has the meaning set forth in Section 5.10(b).

“Affiliated Medical Group” means a professional corporation, association, limited liability company or other professional entity owned by one or more physicians for which a Subsidiary of the Company, or another Affiliated Medical Group of the Company, provides management services pursuant to an Affiliated Medical Group Physician Services Agreement, Affiliated Medical Group Management Services Agreement or other similar agreement, and whose physician owners may have entered into a Stock Transfer Agreement and an Indemnity Agreement or other similar agreement.

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Affiliated Medical Group Physician Services Agreement” means an agreement between an Affiliated Medical Group and a Subsidiary of the Company, pursuant to which the Affiliated Medical Group provides professional medical services at one or more hospitals and/or other healthcare facilities under contract with such Subsidiary and the Subsidiary provides management services to the Affiliated Medical Group.

“Affiliated Medical Group Management Services Agreement” means an agreement between an Affiliated Medical Group and a Subsidiary of the Company, as applicable, pursuant to which such Subsidiary provides management services to the Affiliated Medical Group for its operations at one or more hospitals and/or other healthcare facilities.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.4(a).

“Alternative Proposal” has the meaning set forth in Section 5.4(f).

“Anti-Corruption Laws” shall mean (a) the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd1, et seq.), as amended, (b) the Corruption of Foreign Public Officials Act, S.C. 2002, c. 8 (Canada), (c) the UK Bribery Act and (d) all other anti-bribery, anti-corruption, anti-money-laundering and similar applicable Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any Person associated with or acting on behalf of the Company or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, is conducting or has conducted business involving the Company or any of its Subsidiaries.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any other applicable Laws, including any state, foreign, or multi-jurisdictional Laws, that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition.

“Authorization Letters” means reasonable and customary authorization letters to Financing Sources in connection with bank information memoranda authorizing the distribution of information to prospective lenders and containing customary representations.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.5(f).

“Board of Directors” has the meaning set forth in the Recitals.

“Book-Entry Shares” has the meaning set forth in Section 2.2(a).

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by law or executive order to be closed.

“Cancelled Shares” has the meaning set forth in Section 2.1(a)(iii).

“Cash Equity” has the meaning set forth in Section 4.5(b).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certificates” has the meaning set forth in Section 2.2(a).

“Change of Recommendation” has the meaning set forth in Section 5.4(c).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in Section 2.2(b)(iii).

“Commitment Letters” has the meaning set forth in Section 4.5(b).

“Common Stock” has the meaning set forth in Section 2.1(a)(i).

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” has the meaning set forth in Section 3.9(a).

“Company Disclosure Letter” has the meaning set forth in Article 3.

“Company Employees” has the meaning set forth in Section 5.6(a).

“Company Equity Awards” means Company Options, Company RSUs, Company Restricted Shares and Company PSUs.

“Company Material Adverse Effect” means an event, change, occurrence, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Company and its Subsidiaries, taken as a whole, but shall not include events, changes, occurrences, effects or developments relating to or resulting from (a) changes in general economic or political conditions or the securities, equity, credit or financial markets in general, or changes in or affecting domestic or foreign interest or exchange rates, (b) any decline in the market price or trading volume of the Common Stock or any change in the credit rating of the Company or any of its securities (provided that the facts and circumstances underlying any such decline or change may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof), (c) general changes or developments in the industries in which the Company and its Subsidiaries operate, (d) the execution and delivery of this Agreement or the public announcement or pendency or consummation of the Merger or other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, partnerships, customers or suppliers, (e) the identity of Parent or any of its Affiliates as the acquiror of the Company, (f) the taking or omission of any action required by this Agreement or consented to or requested in writing by Parent, (g) any acts of terrorism or war or other hostilities, including the outbreak, worsening or escalation thereof, (h) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events, (i) changes in generally accepted accounting principles or Law or the interpretation or enforcement thereof, in each case, after the date hereof, (j) any litigation relating to or resulting from this Agreement or the transactions contemplated hereby, or (k) any failure to meet internal or published projections, forecasts, guidance or revenue or earning predictions (provided that the facts and circumstances underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof); except, with respect to clauses (a), (c), (g), (h) and (i), to the extent that the impact thereof is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate (in which case the incremental material disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Material Contract” has the meaning set forth in Section 3.18(a).

“Company Meeting” has the meaning set forth in Section 5.5(b).

“Company Notes” means, collectively, the Company’s (i) 5.625% Senior Notes due 2022, (ii) 5.125% Senior Notes due 2022 and (iii) 6.25% Senior Notes due 2024.

“Company Option” has the meaning set forth in Section 2.3(a).

“Company Performance Share Award Consideration” has the meaning set forth in Section 2.3(d).

“Company Permits” has the meaning set forth in Section 3.7(b).

“Company PSU” has the meaning set forth in Section 2.3(d).

“Company Related Parties” has the meaning set forth in Section 7.3(c).

“Company Restricted Share” has the meaning set forth in Section 2.3(c).

“Company RSU” has the meaning set forth in Section 2.3(b).

“Company SEC Documents” has the meaning set forth in Section 3.4(a).

“Company Stockholder Approval” has the meaning set forth in Section 3.17.

“Company Termination Fee” has the meaning set forth in Section 7.3(a).

“Conditional Redemption Notice” has the meaning set forth in Section 5.11(b)(v)(D).

“Confidentiality Agreements” has the meaning set forth in Section 5.3(b).

“Contract” means any legally binding contract, note, bond, mortgage, indenture, deed of trust, lease, commitment, agreement or other obligation or arrangement.

“Damage Cap” has the meaning set forth in Section 7.3(c)(ii).

“Debt Commitment Letter” has the meaning set forth in Section 4.5(a).

“Debt Financing” has the meaning set forth in Section 4.5(a).

“Definitive Agreements” has the meaning set forth in Section 5.11(a).

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 2.1(b).

“Effective Time” has the meaning set forth in Section 1.3.

“End Date” has the meaning set forth in Section 7.1(b).

“Environmental Law” has the meaning set forth in Section 3.8(b).

“Equity Commitment Letters” has the meaning set forth in Section 4.5(b).

“ERISA” has the meaning set forth in Section 3.9(a).

“ERISA Affiliate” has the meaning set forth in Section 3.9(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” has the meaning set forth in Section 2.1(a)(iii).

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Fair Value” has the meaning set forth in Section 4.13(d).

“Fee Letters” has the meaning set forth in Section 4.5(c).

“Filing Fees” has the meaning set forth in Section 8.2.

“Financing” has the meaning set forth in Section 4.5(b).

“Financing Sources” means (a)(i) the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Debt Commitment Letter or any related engagement letter in respect of the Debt Financing or to any joinder agreements, credit agreements, indentures, notes, purchase agreements or other agreements (including the definitive agreements executed in connection with the Debt Commitment Letter) relating thereto and (ii) any arrangers, bookrunners, administrative agents, collateral agents, in the case of each of clauses (i) and (ii), in such persons’ capacities as such and (b) Affiliates of the foregoing, together with current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling Persons, agents and representatives of the foregoing and the successors and assigns of the foregoing (other than the Sponsor, Parent,

Merger Sub and their Affiliates and Representatives, but excluding KKR Capital Markets LLC, KKR Corporate Lending (TN) LLC, or any other debt fund Affiliates that are primarily engaged in, making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” has the meaning set forth in Section 3.3(b).

“Guarantee” has the meaning set forth in Section 4.6.

“Hazardous Substance” has the meaning set forth in Section 3.8(c).

“Health Care Laws” means all applicable Laws relating to the regulation, provision, management, administration of, and payment for, healthcare services and items, including: (1) 42 U.S.C. §§ 1320a-7, 7a and 7b; (2) 42 U.S.C. § 1395nn; (3) 31 U.S.C. §§ 3729-3733; (4) 18 U.S.C. §§ 286, 287 and 666; (5) 42 U.S.C. §§ 1320a through 7b(b); (6) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.) and state health information data breach notification, privacy and security laws; (7) the Controlled Substances Act (21 U.S.C. § 801 et seq.); (8) the Medicare statute (Title XVIII of the Social Security Act) and the Medicaid statute (Title XIX of the Social Security Act); (9) any federal, state or local Laws with respect to healthcare related fraud and abuse, false claims, self-referral, anti-kickback, billing, coding, documentation and submission of claims, dispensing medicines or controlled substances, healthcare professional credentialing and licensing, sales and marketing, healthcare quality and safety, the corporate practice of medicine, fee-splitting, and healthcare facility or agency licensing; and (10) in each case, all regulations progumlated under such Laws and any other similar federal, state or local Laws.

“Health Care Program” means any health care insurance and other similar programs under which the Company or any of its Subsidiaries are directly or indirectly receiving payments, including: any federal or state healthcare program, Medicare, Medicaid, the Tricare program, the Veterans’ Administration, private or commercial insurance programs, third-party administrators, preferred provider organizations, managed care organizations, health maintenance organizations, health plans, self-insured health plans, and any fiscal intermediary or contractor of any of the foregoing.

“Healthcare Approval Waiting Period” means the earlier of (a) 120 days after the date of this Agreement and (b) the receipt of approvals and consents required as a result of the transactions contemplated hereby with respect to the items set forth on Section 8.15(i) of the Company Disclosure Letter.

“Healthcare Professional” has the meaning set forth in Section 3.7(f).

“HSR Act” has the meaning set forth in Section 3.3(b).

“HSR Affiliate” means, with respect to any Person, any Person, trust, affiliated investment fund or other pooled investment or co-investment vehicle that is controlled or otherwise managed by or in conjunction with, or is under common control with, such Person or any of its Affiliates, and any portfolio company or similar asset in which such Person or any of its Affiliates has a greater than five percent (5%) investment.

“Import and Export Laws” means (a) all Sanctions, export and re-export Laws of the United States, including the U.S. International Traffic in Arms Regulation and the Export Administration Regulations, and (b) all other applicable import and export control Laws in any countries in which the Company and its Subsidiaries conduct business.

“Indemnified Party” has the meaning set forth in Section 5.10(b).

“Indemnity Agreement” means an agreement between the physician owner(s) of an Affiliated Medical Group and a Subsidiary of the Company, pursuant to which the Subsidiary indemnifies the physician owner(s) for any liability arising out of the management services provided by the Subsidiary pursuant to an Affiliated Medical Group Physician Services Agreement or Affiliated Medical Group Management Services Agreement.

“Initial Confidentiality Agreement” has the meaning set forth in Section 5.3(b).

“Intellectual Property” has the meaning set forth in Section 3.14(a).

“Intervening Event” has the meaning set forth in Section 5.4(h).

“Intervening Event Notice” has the meaning set forth in Section 5.4(d).

“Knowledge” means (a) with respect to Parent, the actual knowledge of the individuals listed on Section 8.15(ii) of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 8.15(ii) of the Company Disclosure Letter, in each case, after reasonable inquiry of their direct reports.

“Law” or “Laws” has the meaning set forth in Section 3.7(a).

“Lease” has the meaning set forth in Section 3.15.

“Leased Real Property” has the meaning set forth in Section 3.15.

“Lenders” has the meaning set forth in Section 4.5(a).

“Lien” means a lien, mortgage, pledge, security interest, charge, title defect, claim, option to purchase, restriction on transfer, right of first offer, rights of first refusal or other encumbrance of any kind or nature whatsoever, but excluding any license of Intellectual Property.

“Marketing Period” means the first period of 18 consecutive Business Days after the date of this Agreement throughout and at the end of which:

(a) Parent and Merger Sub shall have received the Required Information from the Company; and

(b)

(i) the conditions set forth in Section 6.1 and Section 6.3 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), provided that after March 4, 2019 the conditions set forth in Section 6.1(b) (but only if the applicable legal restraint relates to any U.S. Antitrust Law) and Section 6.1(c) need not be satisfied or waived, and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.3 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 18 consecutive Business Day period; and

(ii) nothing has occurred and no condition exists that entitles Parent to terminate this Agreement pursuant to Section 7.1;

provided that:

(1)

(i) July 3, 4 and 5, 2018 shall not constitute Business Days for purposes of the Marketing Period, (ii) if the Marketing Period has not ended by August 17, 2018 then the Marketing Period shall not begin before September 4, 2018, (iii) November 21, 2018 and November 23, 2018 shall not be Business Days for purposes of calculating the Marketing Period, (iv) if the Marketing Period has not ended on or prior to December 21, 2018 then the Marketing Period shall not commence prior to January 2, 2019, and

(v) if the Marketing Period has not ended on or prior to February 11, 2019 then the Marketing Period shall not commence until audited consolidated balance sheets as of December 31, 2018 and the related audited consolidated statements of operations and comprehensive income and cash flows of the Company have been delivered to Parent;

(2)	the Marketing Period shall not be deemed to have been completed if:

a.	after the date of this Agreement and prior to the completion of the Marketing Period, Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by Deloitte & Touche LLP or another independent accounting firm reasonably acceptable to Parent;

b.	after the date of this Agreement and prior to the completion of the Marketing Period, the financial statements included in the Required Information that is available to Parent on the first day of any such 18 consecutive Business Day period are not, during each day of such period, the most recent consolidated financial statements of the Company on which Company’s independent accountants have performed and completed an audit or review as described in AU Section 722, Interim Financial Information, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of such most recent consolidated financial statements;

c.	after the date of this Agreement and prior to the completion of the Marketing Period, the Required Information contains any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information has been updated or amended so that there is no longer any such untrue statement or omission; or

d.	after the date of this Agreement and prior to the completion of the Marketing Period, the Company or any of its Subsidiaries shall have announced (x) any intention to restate any historical financial statements of the Company or any of its Subsidiaries or other financial information included in the Required Information or (y) that any such restatement is under consideration or may be a reasonable possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded no such restatement shall be required; and

(3)	notwithstanding the foregoing, the Marketing Period shall end on any earlier date on which the proceeds of the Debt Financing are obtained in full.

“Medicaid” means the medical assistance program established by Title XIX of the Social Security Act (42 U.S.C. § 1396 et seq.) and state and local Laws.

“Medicare” means the federal health insurance program established by Title XVIII of the Social Security Act.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.1(a)(ii).

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” has the meaning set forth in Section 3.9(a).

“New Plans” has the meaning set forth in Section 5.6(b).

“NYSE” means the New York Stock Exchange.

“Offering Documents” means offering and syndication documents and materials, including offering memoranda private placement memoranda, information memoranda and lender and investor presentations, rating agency materials and presentations, and similar documents and materials in connection with the Debt Financing.

“Old Plans” has the meaning set forth in Section 5.6(b).

“Original Company PSU Vesting Date” has the meaning set forth in Section 2.3(d).

“Owned Real Property” has the meaning set forth in Section 3.15.

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 4.2(b).

“Parent Disclosure Letter” has the meaning set forth in Article 4.

“Parent Material Adverse Effect” has the meaning set forth in Section 4.1.

“Parent Pro Forma Information” means (a) all cost savings, synergies, capitalization, ownership, and other post-Closing or pro forma adjustments (and the assumptions relating thereto) necessary to prepare the pro forma financial statements described in paragraphs (i)-(iv) of clause (c) of the definition of Required Information; and (b)(i) all other information, data and assumptions reasonably requested by the Company concerning the assumptions underlying such post-Closing or pro forma adjustments, or (ii) otherwise necessary to prepare such pro forma financial statements and customarily provided by the private equity sponsor, all of which such information and adjustments described in the foregoing clauses (a) and (b) must be reasonably and accurately prepared in good faith by Parent.

“Parent Related Parties” has the meaning set forth in Section 7.3(c)

“Parent Termination Fee” has the meaning set forth in Section 7.3(b).

“Paying Agent” has the meaning set forth in Section 2.2(a).

“Permits” has the meaning set forth in Section 3.7(b).

“Permitted Lien” means a Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due, that are being contested in good faith or for which adequate accruals or reserves have been established in accordance with GAAP, (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business for amounts not yet past due, (c) that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity that is not violated in any material respect, (d) that is disclosed on the most recent consolidated balance sheet of the Company or notes thereto (or securing liabilities reflected on such balance sheet), (e) that secures indebtedness (i) in existence on the date of this Agreement and set forth on Section 8.15(iii) of the Company Disclosure Letter or (ii) not prohibited by Section 5.1(b)(ix) or (f) that was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company and would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Company and its Subsidiaries as currently conducted or materially detract from the use, occupancy, value or marketability of the property affected by such Lien.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“PHI” has the meaning set forth in Section 3.13.

“Preferred Stock” has the meaning set forth in Section 3.2(a).

“Proxy Costs” has the meaning set forth in Section 8.2.

“Proxy Statement” has the meaning set forth in Section 3.12.

“Real Property” has the meaning set forth in Section 3.15.

“Recommendation” has the meaning set forth in Section 3.3(a).

“Representatives” has the meaning set forth in Section 5.3(a).

“Required Information” means the following:

(a) audited consolidated statements of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries prepared on a consolidated basis in accordance with GAAP (and related notes thereto) for the three (3) most recently completed fiscal years and the related audited consolidated balance sheets as of the end of the two (2) most recently completed fiscal years, in each case ended at least sixty (60) calendar days before the Closing Date (assuming, for purposes of determining the satisfaction of the Marketing Period, that the Closing Date would occur at the end of such Marketing Period);

(b) unaudited consolidated balance sheets and related statements of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries prepared on a consolidated basis in accordance with GAAP for each subsequent fiscal quarter (other than the fourth fiscal quarter of the Company’s fiscal year) ended at least forty (40) calendar days prior to the Closing Date and the related fiscal quarter of the prior fiscal year (assuming, for purposes of determining the satisfaction of the Marketing Period, that the Closing Date would occur at the end of such Marketing Period);

(c)

(i) a pro forma statement of operations of Parent and its Subsidiaries (including the Company and its Subsidiaries) for the most recently completed fiscal year ended at least sixty (60) calendar days before the Closing Date;

(ii) a pro forma statement of operations of Parent and its Subsidiaries (including the Company and its Subsidiaries) for the latest interim period covered by the financial statements provided pursuant to clause (b) above (and the comparative period of the prior year);

(iii) a pro forma balance sheet as of the most recently completed fiscal year pursuant to clause (a) above or, if later, as of the most recently completed fiscal quarter pursuant to clause (b) above; and

(iv) a pro forma statement of operations of Parent and its Subsidiaries for the 12-month period ending on the last day of the most recently completed fiscal quarter covered by the financial statements provided pursuant to clause (b) above;

in each case, prepared after giving effect to the Merger and the Debt Financing and in compliance with Regulations S-X of the Securities Act; provided that, notwithstanding the foregoing or anything herein to the contrary, the Required Information shall not include the deliveries described in this clause (c), and the Company shall not be required to provide such deliveries described in this clause (c), unless Parent has provided to the Company in writing, reasonably in advance of the date on which the Marketing Period would otherise have begun, all Parent Pro Forma Information (it being understood that substantially all of the Parent Pro Forma Information must be provided at least 20 Business Days in advance of when the

Marketing Period otherwise would have begun if the information described in this clause (c) were not required); and

(d) other customary historical financial information and operating information and data regarding the Company and its Subsidiaries that is reasonably requested by Parent in writing in order to prepare customary Offering Documents which, subject in all respects to the following paragraph, are (I) of type and form required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of securities on Form S-1 under the Securites Act, and (II) customarily included in Offering Documents relating to syndicated credit facilites and offerings of non-convertible debt securities issued pursuant to Rule 144A promulgated under the Securities Act.

Notwithstanding anything to the contrary in this definition or otherwise, nothing herein will require the Company to provide (or be deemed to require the Company to prepare) any (1) description of all or any portion of the Debt Financing, including any “description of notes”, “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A, (2) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (3) or any information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, any information regarding executive compensation related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (4) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, in each case which are prepared on a basis not consistent with the Company’s reporting practices for the periods presented pursuant to clauses (a) and (b) above, or (5) any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A. In addition, for the avoidance of doubt, “Required Information” shall not include historical financial statements or other historical financial or operating data of Envision Healthcare Holdings, Inc. which would not be required for inclusion in a registered offering of debt securities under Regulation S-X or Regulation S-K. In addition, for the avoidance of doubt, “Required Information” shall not include (X) pro forma financial information (except as expressly set forth in clause (c) above) or (Y) projections. If the Company shall in good faith reasonably believe that the Required Information has been delivered to Parent, the Company may deliver to Parent a written notice to that effect (stating when it believes the delivery of the Required Information to Parent was completed), in which case the Company shall be deemed to have complied with such obligation to furnish the Required Information and Parent shall be deemed to have received the Required Information, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information and not later than 5:00 p.m. (New York City time) three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which such Required Information the Company has not delivered); provided that notwithstanding the foregoing, the delivery of the Required Information shall be satisfied at any time at which (and so long as) Parent shall have actually received the Required Information, regardless of whether or when any such notice is delivered by the Company.

“Sanctioned Person” means a Person that is (i) the subject of Sanctions, (ii) located in or organized under the laws of a country or territory which has been the subject of country- or territory-wide Sanctions within the past five years (including Cuba, Iran, North Korea, Sudan, Syria or the Crimea region) or (iii) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures (in each case having the force of Law) administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury, Office of Foreign Assets Control and the Department of State), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury or (v) other similar governmental bodies with regulatory authority over the Company or any of its Subsidiaries from time to time.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sensitive Data” has the meaning set forth in Section 3.7(e).

“Share” has the meaning set forth in Section 2.1(a)(i).

“Significant Subsidiary” means, with respect to any Person, a Subsidiary of such Person that would constitute a “significant subsidiary” of such Person within the meaning of Rule 1-02(w) of Regulation S-X as promulgated by the SEC.

“Specified Approvals” has the meaning set forth in Section 3.3(b).

“Sponsor” has the meaning set forth in Section 4.6.

“Stock Transfer Agreement” means an agreement between the physician owner(s) of an Affiliated Medical Group and a Subsidiary of the Company pursuant to which such physician owner(s) agree to transfer the equity interests in the Affiliated Medical Group to a designee of the Subsidiary under certain circumstances.

“Subsidiaries” means, with respect to any party, any corporation, partnership, association, trust or other form of legal entity of which (a) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership); provided, that (i) each Affiliated Medical Group shall be considered a Subsidiary of the Company solely for purposes of Article 3, Section 5.1, Section 5.3, Section 5.4, Section 5.11 and, to the extent related to the representations and warranties contained in Article 3, Section 6.3(a) (including in each case for purposes of the definitions of the terms defined in this Agreement that are used in Article 3 and such Sections) and (ii) no corporation, partnership, association, trust or other form of legal entity owned by the Company or its Subsidiaries prior to the date of this Agreement, that is not so owned as of the date of this Agreement, shall be considered a Subsidiary of the Company for purposes of this Agreement, except to the extent the Company has ongoing obligations or liabilities relating to such corporation, partnership, association, trust or other form of legal entity.

“Superior Proposal” has the meaning set forth in Section 5.4(g).

“Superior Proposal Notice” has the meaning set forth in Section 5.4(c).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax Return” has the meaning set forth in Section 3.13(b).

“Taxes” has the meaning set forth in Section 3.13(b).

“Termination Date” has the meaning set forth in Section 5.1(a).

“willful and material breach” means a material breach that is a consequence of an act undertaken by the breaching party or the failure by the breaching party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, result in, constitute or cause a breach of this Agreement.

Section 8.16 No Recourse. This Agreement may only be enforced against, and any Action that may be based upon or under, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No Parent Related Party (other than Parent and Merger Sub to the extent set forth in this Agreement and the Sponsor to the extent set forth in the Equity Commitment Letter and the Guarantee) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any Action (whether at law, in equity in tort, in contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. In no event shall the Company or any of the Company Related Parties, and the Company agrees not to and to cause the Company Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party (other than Parent and Merger Sub under this Agreement, Sponsor under the Guarantee, or Kohlberg Kravis Roberts & Co. L.P. under the Confidentiality Agreements).

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENTERPRISE PARENT HOLDINGS INC.

By:
Name:
Title:

ENTERPRISE MERGER SUB INC.

By:
Name:
Title:

[Signature Page to the Agreement and Plan of Merger]

ENVISION HEALTHCARE CORPORATION

By:
Name:
Title:

[Signature Page to the Agreement and Plan of Merger]